EXECUTION COPY

Exhibit 2.1
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
BY AND AMONG
ENERSYS CAPITAL INC.
ECI MERGER CORPORATION
AND
PURCELL SYSTEMS, INC.
AND WITH RESPECT TO ARTICLE VII ONLY
FORTIS ADVISORS LLC
AS REPRESENTATIVE
Dated as of September 30, 2013

i

2.24 Material Customers and Material Suppliers	24
2.25 Receivables; Inventory	24
2.26 Disclosure	24

Article III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	25

3.1 Organization; Standing and Power; Charter Documents	25
3.2 Merger Sub	25
3.3 Authority; Non-Contravention; Necessary Consents	25
3.4 Compliance	26
3.5 Availability of Funds	26

Article IV CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME	26

4.1 Conduct of Business by the Company and its Subsidiaries	26
4.2 Supplementation and Correction and Information	28

Article V ADDITIONAL AGREEMENTS	28

5.1 Required Stockholder Approval and Notification	28
5.2 Acquisition Proposals	29
5.3 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants	29
5.4 Public Disclosure	30
5.5 Reasonable Efforts	30
5.6 Regulatory Approvals	30
5.7 Employee Matters	31
5.8 Indemnification	31
5.9 Certain Tax Matters	33
5.10 Fees and Expenses	33
5.11 FIRPTA Compliance	33
5.12 Third Party Consents	33
5.13 Merger Sub Compliance	33
5.14 Tax Matters	33

Article VI CONDITIONS TO THE MERGER	34

6.1 Conditions to the Obligations of Each Party to Effect the Merger	34
6.2 Additional Conditions to the Obligations of the Company	34
6.3 Additional Conditions to the Obligations of Parent and Merger Sub	35

Article VII SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNITY ESCROW	36

7.1 Survival of Representations and Warranties	36
7.2 Escrow Amount Deposit; Representative Escrow Amount Deposit	37
7.3 Indemnification From Escrow Fund and Working Capital Fund; Representative Fund	37
7.4 Exclusive Remedy	39
7.5 Distribution of Escrow Fund, Working Capital Fund and Representative Fund	39
7.6 Representative	40
7.7 Third Party Claims	42
7.8 Warranty Claims	43

Article VIII TERMINATION, AMENDMENT AND WAIVER	43

8.1 Termination	43
8.2 Notice of Termination; Effect of Termination	44
8.3 Amendment	5
8.4 Extension; Waiver	45

Article IX GENERAL PROVISIONS	45

9.1 Notices	45
9.2 Definitions	46
9.3 Interpretation	57
9.4 Counterparts	58
9.5 Entire Agreement; Third-Party Beneficiaries	58
9.6 Severability	59
9.7 Other Remedies	59
9.8 Governing Law	59
9.9 Consent to Jurisdiction	59
9.10 Waiver of Jury Trial	59
9.11 Rules of Construction	59
9.12 Assignment	60
9.13 Expenses	60
9.14 No Personal Liability	60
9.15 Guarantee	60
9.16 Effectiveness of Amendment and Restatement	60

EXHIBITS
Exhibit A    Form of Written Consent
Exhibit B    Form of Escrow Agreement
Exhibit C    Form of Agreement to Not Compete
Exhibit D    Form of Certificate of Merger
Exhibit E    Form of Letter of Transmittal

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 30, 2013, by and among EnerSys Capital Inc., a Delaware corporation (“Parent”), ECI Merger Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub”), and Purcell Systems, Inc., a Delaware corporation (the “Company”), and with respect to Article VII only, Fortis Advisors LLC, a Delaware limited liability company, as Representative (the “Representative”). Capitalized terms used herein shall have the meaning set forth in Section 9.2.
RECITALS
A. Parent, Merger Sub, the Company and the Representative have previously entered into an Agreement and Plan of Merger dated as of September 15, 2013 (the “Prior Agreement”).
B. The parties to the Prior Agreement believe it is in the best interests of all parties to effect certain changes to the terms of the Prior Agreement by amending and restating the Prior Agreement as set forth in this Agreement, effective as of the date of this Agreement.
C. The respective Boards of Directors of Parent, Merger Sub and the Company have deemed it advisable and in the best interests of their respective corporations and stockholders that Parent and the Company consummate the business combination and other transactions provided for herein.
D. The respective Boards of Directors of Parent, Merger Sub and the Company have approved, in accordance with applicable provisions of the laws of the state of Delaware, including the DGCL (“Delaware Law”), this Agreement and the transactions contemplated hereby, including the Merger.
E. As a condition and inducement to Parent’s willingness to enter into this Agreement and to complete the Merger and the other transactions contemplated hereby, the Company has secured and delivered to Parent a written consent irrevocably (1) adopting the Prior Agreement and (2) approving the consummation of the transactions contemplated by the Prior Agreement, including, but not limited to, the Merger, in substantially the form attached hereto as Exhibit A (the “Written Consent”), from the holders of (a) at least seventy seven percent (77%) of the voting power of the outstanding shares of Capital Stock, voting together as a single class on an as converted into Common Stock basis, and (b) ninety percent (90%) of the voting power of the outstanding shares of Preferred Stock, voting together as a single class on an as converted into Common Stock basis (the “Required Stockholder Approvals”).
F. Concurrently with, and as a condition to, the Closing, Parent, the Company, the Representative and the Escrow Agent shall enter into an escrow agreement substantially in the form attached hereto as Exhibit B (with such changes as the Escrow Agent may reasonably request and which Parent and the Representative shall have approved the “Escrow Agreement”) to become effective upon the Closing, pursuant to which a portion of the aggregate Merger

Consideration otherwise payable to holders of Company Securities shall be placed in an escrow account at the Closing to secure the obligations set forth in Section 1.6(h)(vi) and Article VII.
G. Concurrently with, and as a condition to, the Closing, Parent and each Designated Person shall have entered into an Agreement Not to Compete in substantially the form attached hereto as Exhibit C (the “Non-Competition Agreement”), to become effective upon the Closing.
H. Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to amend and restate in its entirety the Prior Agreement as follows:
Article I

THE MERGER
1.1    The Merger.  At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”
1.2    Effective Time; Closing.  Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, substantially in the form attached hereto as Exhibit D (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on or after the Closing Date (as defined below). The closing of the Merger (the “Closing”) will be coordinated by means of overnight delivery, electronic mail or facsimile (rather than by means of the attendance of the parties hereto in person) at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, located at 701 Fifth Avenue, Suite 5100, Seattle, Washington on the third Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”
1.3    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, including Section 259 of the Delaware General Corporation Law, as amended (“DGCL”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
1.4    Certificate of Incorporation and Bylaws.  At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided, however, that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is “Purcell Systems, Inc.” and the Certificate of Incorporation shall be amended so as to comply with Section 5.8(b). At the Effective Time, the Bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, until thereafter amended in accordance with Delaware Law and as provided in such Bylaws; provided, however, that at the Effective Time, if necessary, the Bylaws shall be amended so as to comply with Section 5.8(b).
1.5    Directors and Officers.  The initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. The initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.
1.6    Effect on Company Securities.
(a)    Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of Capital Stock of the Company, the following shall occur:
(i)    Each share of Series A Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 1.6(e), will be canceled and extinguished and automatically converted into the right to receive, without interest, the Per Share Amount, upon surrender of the certificate representing such share of Series A Preferred Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and indemnity, if required in the manner provided in Section 1.9).
(ii)    Each share of Series B Preferred Stock issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 1.6(e) will be canceled and extinguished and automatically converted into the right to receive, without interest, the Per Share Amount, upon surrender of the certificate representing such share of Series B Preferred Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and indemnity, if required in the manner provided in Section 1.9).
(iii)    Each share of Common Stock issued and outstanding immediately prior to the Effective Time, other than any shares to be canceled pursuant to Section 1.6(e) will be canceled and extinguished and automatically converted into the right to receive, without interest, the Per Share Amount, upon surrender of the certificate representing such share of Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit and indemnity, if required in the manner provided in Section 1.9).
(b)    Stock Options. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any Company Options, each Company Option, will be converted into and will become a right to receive an amount in cash, without interest, with respect to each share of Common Stock subject thereto, equal to the excess, if any, of the Per Share Amount over the per share exercise price of such Company Option (such amount being hereinafter referred to as the “Option Consideration”), and each such Company Option will automatically and irrevocably terminate at the Effective Time. The payment of the Option Consideration to the holder of a Company Option will be reduced by any required tax withholdings. Notwithstanding anything in this Section 1.6(b) to the contrary, prior to the Effective Time, the Company shall take all actions necessary to effect the transactions anticipated by this Section 1.6(b) under all Company Option agreements and any other plan or arrangement of the Company (whether written or oral, formal or informal), including delivering all required notices and obtaining all waivers or consents from the holders of the Company Options which are necessary to cause the Company Options to terminate at the Effective Time as provided in this

Section 1.6(b), which waivers and consents, if any, shall be in a form reasonably satisfactory to Parent in all respects.
(c)    Warrant Termination. Upon the Effective Time, the Company Warrant outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount of cash, without interest, with respect to each share of Capital Stock underlying such Company Warrant, equal to the excess of the Per Share Amount over the exercise price per share of such Company Warrant (the “Warrant Termination Amount”).
(d)    Calculations. For purposes of calculating the amount of cash to be paid to each Company Stockholder and each holder of outstanding Company Options and/or outstanding Company Warrants pursuant to this Section 1.6, respectively, all amounts payable to such holder (without rounding) shall be aggregated and after such aggregation, such amount shall be rounded to the nearest whole cent. For purposes of illustration, the distribution provisions set forth in this Section 1.6 are intended to result in the distribution of the Merger Consideration substantially in the manner set forth in Schedule 1.6(d), which may be updated by the Company at the Closing and the Representative following the Closing to update the estimated amounts set forth therein with the actual amounts.
(e)    Cancellation of Treasury and Company Owned Stock. Each share of Capital Stock held by the Company or any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.
(f)    [Intentionally Omitted]
(g)    Stock of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one (1) validly issued fully paid and nonassessable share of common stock of the Surviving Corporation.
(h)    Merger Consideration Adjustment.
(i)    At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Parent (A) an unaudited consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP applied on a basis consistent with the Company Balance Sheet and the principles and methodologies set forth on Schedule 1.6(h) and setting forth the Company’s good faith estimate of the consolidated balance sheet of the Company as of the Closing Date (the “Estimated Closing Balance Sheet”) and (B) a statement (the “Estimated Closing Statement”) setting forth in reasonable detail (1) a good faith estimate of the Closing Working Capital based on the Estimated Closing Balance Sheet (such estimate, the “Estimated Closing Working Capital”), (2) the amount of the Closing Working Capital Deficit, if any, based on the amount of the Estimated Closing Working Capital (the “Estimated Closing Working Capital Deficit”), or the amount of the Closing Working Capital Surplus, if any, based on the amount of the Estimated Closing Working Capital (the “Estimated Closing Working Capital Surplus”), (3) the Total Debt Amount, comprising the Closing Debt Amount determined by reference to the pay-off letters referred to in Section 6.3(d)(i) and the Post-Closing Debt Amount determined by reference to the debt confirmation letter referred to in Section 6.3(d)(ii), (4) the Closing Transaction Expenses (if any) that are unpaid as of the Closing determined by reference to the invoices, statements and releases referred to in Section 6.3(d)(iii), and (5) a good faith estimate of the Closing Cash Amount based on the Estimated Closing Balance Sheet (the “Estimated Closing Cash Amount”). At the time of the Closing, the Merger Consideration shall be calculated based upon the Total Debt Amount (comprising the Closing Debt Amount determined by reference to the pay-off letters referred to in Section 6.3(d)(i) and the Post-Closing Debt Amount determined by reference to the debt confirmation letter referred to in Section 6.3(d)(ii)), the Closing Transaction Expenses (if any) that are unpaid as of the Closing (determined by reference to the invoices, statements, and releases referred to in Section 6.3(d)(iii)), the Estimated Closing Working Capital Deficit (if any), the Estimated Closing Working Capital Surplus (if any) and the Estimated Closing Cash Amount as set forth in the Estimated Closing Statement, subject to the reasonable review and approval of Parent, and the Company shall (I) provide Parent and the authorized representatives of Parent copies of, or reasonable access during normal business hours to, all relevant financial information to the extent required to complete Parent’s review of the Estimated Closing Statement and (II) cooperate with the reasonable requests of Parent and the authorized representatives of Parent with respect to the review of the Estimated Closing Statement, including by providing all information reasonably necessary in reviewing the Estimated Closing Statement.
(ii)    Within sixty (60) Business Days following the Closing, Parent shall (A) prepare (or caused to be prepared) a consolidated balance sheet of the Company as of the Closing Date (the “Closing Balance Sheet”) and a statement (the “Closing Statement” and, together with the Closing Balance Sheet, the “Closing Financial Data”) indicating Parent’s calculation (based on the Closing Balance Sheet and consistent with the definitions and terms set forth in this Agreement) of the Closing Working Capital Components and reconciling the Estimated Closing Working Capital Deficit (if any), the Estimated Closing Working Capital Surplus (if any) and the Estimated Closing Cash Amount as set forth in the Estimated Closing Statement and (B) deliver a copy of the Closing Financial Data to the Representative. The Closing Balance Sheet shall be prepared in accordance with GAAP applied on a basis consistent with the Company Balance Sheet and the principles and methodologies set forth on Schedule 1.6(h). Following such sixty (60) Business Day period, Parent shall be deemed to have accepted and agreed to the Company’s calculation of each Closing Working Capital Component as set forth in the Estimated Closing Balance Sheet and the Estimated Closing Statement except with respect to each individual Closing Working Capital Component that is expressly disputed during such period by Parent in the Closing Financial Data and any undisputed Closing Working Capital Components shall be deemed final, binding and conclusive on Parent; provided, however, that Parent shall be deemed to have expressly disputed any Closing Working Capital Component if and to the extent that the net amount of such Closing Working Capital Component as set forth in the Closing Financial Data varies from the net amount of such Closing Working Capital Component as set forth in the Estimated Closing Statement.
(iii)    After receipt of the Closing Financial Data, the Representative shall have thirty (30) Business Days to review the Closing Financial Data. Parent shall (A) provide the Representative and the authorized representatives of the Representative copies of, or reasonable access during normal business hours to, all relevant financial information to the extent required to complete the Representative’s review of the Closing Financial Data and (B) cooperate with the reasonable requests of the Representative and the authorized representatives of the Representative with respect to the review of the Closing Financial Data, including by providing all information reasonably necessary in reviewing the Closing Financial Data. Unless the Representative delivers a written dispute notice signed by the Representative to Parent on or prior to the thirtieth (30th) Business Day after the Representative’s receipt of the Closing Financial Data (a “Dispute Notice”) disputing that the Closing Financial Data is not mathematically correct, or was not prepared in accordance with GAAP applied on a basis consistent with the Company Balance Sheet and the principles and methodologies set forth on Schedule 1.6(h), then the Representative shall be deemed to have accepted and agreed to, on behalf of the Company Securityholders and the Other Participants, Parent’s calculation of the Closing Working Capital Components as set forth in the Closing Financial Data, and such calculation shall be final, binding and conclusive on Parent, the Company, all Company Securityholders and the Other Participants.
(iv)    If the Representative timely delivers a Dispute Notice, the Representative and Parent shall, within thirty (30) Business Days (or such longer period as Parent and the Representative may agree in writing) following receipt of such Dispute Notice (the “Resolution Period”), attempt in good faith to resolve their differences and any resolution in writing signed by each of them as to any disputed amounts shall be final, binding and conclusive.
(v)    If, at the conclusion of the Resolution Period, there are any amounts remaining in dispute, then such amounts remaining in dispute may be submitted by either the Representative or Parent for binding resolution to a nationally recognized independent certified public accounting firm (which firm shall be subject to the mutual approval of Parent and the Representative and may not be Parent’s independent registered certified public accounting firm or perform audit services for the Representative, or any Company Securityholders

holding more than ten percent (10%) of the issued and outstanding Company Securities, as determined on a fully-diluted basis, immediately prior to the Effective Time), appointed by the mutual agreement of Parent and the Representative (the “Independent Accountant”) within ten (10) Business Days after the expiration of the Resolution Period. The Independent Accountant shall act as an arbitrator to determine whether the Closing Working Capital Components set forth in the Closing Financial Data that remain disputed following the Resolution Period (the “Disputed Components”) are not mathematically correct or were not prepared in accordance with GAAP applied on a basis consistent with the Company Balance Sheet and the principles and methodologies set forth on Schedule 1.6(h) by choosing the position of Parent or the Representative. The Independent Accountant shall not have the authority to determine the accuracy of any Closing Working Capital Components other than the Disputed Components and, for the avoidance of doubt, shall not have the authority to alter any Closing Working Capital Component in favor of a party if such Closing Working Capital Component has become final, binding and conclusive on such party pursuant to this Section 1.6(h) or has been resolved by Parent and the Representative in writing during the Resolution Period. The Independent Accountant’s resolution of the Disputed Components shall be made within twenty (20) Business Days following its engagement, shall be set forth in a written statement delivered to the Representative and Parent and shall be final, binding and conclusive, absent manifest error. The fees, costs and expenses of the Independent Accountant shall be paid (A) out of the Representative Fund if the amount of the Merger Consideration calculated after substituting for the Disputed Amounts the Independent Accountant’s calculation of such Disputed Amounts, is closer to the amount of the Merger Consideration last proposed by Parent and (B) by Parent if the amount of the Merger Consideration calculated after substituting for the Disputed Amounts the Independent Accountant’s calculation of such Disputed Amounts, is closer to the amount of the Merger Consideration last proposed by the Stockholders Representative.
(vi)    If it is determined pursuant to the foregoing provisions of this Section 1.6(h) that the Closing Working Capital Components as calculated by the Company and set forth in the Estimated Closing Statement shall have been inaccurate, then (A) if such inaccuracy resulted in the Merger Consideration being overstated, Parent shall be entitled to deduct, from the Working Capital Fund, the amount by which the Merger Consideration shall have been overstated (the “Merger Consideration Excess Amount”) and (B) if such inaccuracy resulted in the Merger Consideration being understated, Parent shall deliver to the Company Securityholders and the Other Participants (pursuant to the written instructions from the Representative) the amount by which the Merger Consideration was understated (the “Merger Consideration Shortfall Amount”), less the Pro Rata Portion thereof allocable to any Company Securityholder which has theretofore failed to comply with Section 1.7, and the Representative shall direct the Escrow Agent to distribute to (1) the Other Participants the respective amounts of the Merger Consideration Shortfall Amount as set forth on Schedule 1.6(d) and (2) each Company Securityholder (subject to such Company Securityholder’s compliance with Section 1.7) an amount equal to such Company Securityholder’s Pro Rata Portion of the Merger Consideration Shortfall Amount, after deducting the amount payable to the Other Participants pursuant to Section 1.6(h)(vi)(1) as set forth on Schedule 1.6(d), in each case if the Merger Consideration Shortfall Amount had been included in the original calculation of Merger Consideration at the time of Closing. Thereafter, the Representative shall direct the Escrow Agent to distribute to (I) the Other Participants the respective amounts of any amount remaining in the Working Capital Fund as set forth on Schedule 1.6(d) and (II) the Company Securityholders (subject to such Company Securityholder’s compliance with Section 1.7) an amount equal to such Company Securityholder’s Pro Rata Portion of any amount remaining in the Working Capital Fund, after deducting the amount payable to the Other Participants pursuant to Section 1.6(h)(vi)(I), as set forth on Schedule 1.6(d). Notwithstanding the foregoing, any written instructions by the Representative to the Escrow Agent shall be made in accordance with the terms of the Escrow Agreement and the agreements with each of Lazard and the Other Participants.
1.7    Surrender of Certificates.
(a)    [Intentionally Omitted]
(b)    Parent to Provide Cash. Parent shall make available to the Company Securityholders for exchange in accordance with this Article I, the Merger Consideration, less an amount of cash withheld from the amount otherwise payable to the Company Securityholders equal to the sum of the Escrow Amount, the Working

Capital Escrow Amount and the Representative Escrow Amount, which Parent shall deposit in the Escrow Fund, the Working Capital Fund and the Representative Fund, respectively, in exchange for Capital Stock, outstanding Company Options and outstanding Company Warrants. The Escrow Amount, the Working Capital Escrow Amount, the Representative Escrow Amount, the Total Debt Amount, and the Closing Transaction Expenses (if any) that are unpaid as of the Closing, shall be funded through the Merger Consideration otherwise payable to the holders of Company Securities, and the amount of cash that each holder of Company Securities would otherwise be entitled to receive following the Effective Time with respect to such holder’s shares of Company Securities shall be reduced by such Company Securityholder’s Pro Rata Portion of the Escrow Amount, the Working Capital Escrow Amount, the Representative Escrow Amount, the Total Debt Amount and the Closing Transaction Expenses (if any) that are unpaid as of the Closing. Any cash distributable to the Company Securityholders at Closing shall hereinafter be referred to as the “Exchange Fund.” At the Closing Parent shall, for and on behalf of and for the account and responsibility of the Company, pay (i) the Closing Debt Amount to the respective holders of the indebtedness of the Company and its Subsidiaries comprising the Closing Debt Amount in accordance with the terms of the respective payoff letters delivered by the Company to Parent pursuant to Section 6.3(d)(i) and (ii) the Closing Transaction Expenses (if any) that are unpaid as of the Closing to the respective Persons entitled thereto in accordance with the respective final invoices, statements, and releases delivered by the Company to Parent pursuant to Sections 6.3(d)(iii) and 6.3(d)(iv). Following the Closing, Parent shall, for and on behalf of and for the account and responsibility of the Company, assume the obligations of the Post-Closing Debt Amount in accordance with the terms of the agreements for such indebtedness, and the Company Securityholders shall have no liability to Parent for the Post-Closing Debt Amount.
(c)    Exchange Procedures. At least five (5) Business Days prior to the Effective Time, Parent shall upon request make available, and within two (2) Business Days following the Effective Time, Parent shall mail to each Company Securityholder: (i) a letter of transmittal substantially in the form attached hereto as Exhibit E (which shall specify that delivery shall be effected, and risk of loss and title to the certificate or certificates or instrument or instruments (the “Certificates”) shall pass, only upon delivery of the Certificates by the Company Stockholders to Parent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for cash constituting the applicable portion of the Merger Consideration (less the amounts of cash to be deposited in the Escrow Fund, the Working Capital Fund and the Representative Fund with respect to shares of Company Securities of such Company Securityholder in accordance with Section 1.7(b)), including a means of hand-delivery. Upon surrender of Certificates for cancellation to Parent required for all Company Stockholders, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by Parent for all Company Securityholders, the holder of record of such Company Securities shall be entitled to receive in exchange therefor the amount of cash constituting the portion of the Exchange Fund such holder is entitled pursuant to Section 1.6 and the Certificates so surrendered by the Company Stockholders shall forthwith be canceled. Parent shall make the foregoing payment by check or wire transfer (as elected by such Company Securityholder): (A) with respect to Certificates and transmittal letters that are delivered at least three (3) Business Days prior to the Closing Date to Parent along with the materials required by this Section 1.7(c), on the Closing Date and (B) with respect to Certificates and transmittal letters that are delivered less than three (3) Business Days prior to, or on or after, the Closing Date to Parent along with the materials required by this Section 1.7(c), within two (2) Business Days after delivery of such materials to Parent. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the portion of the Merger Consideration into which such securities shall have been so converted.
(d)    Required Withholding. The Surviving Corporation or its Subsidiaries, as appropriate, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Capital Stock, Company Options, or Company Warrants or to any Other Participants such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”) or under any provision of state, local or foreign Tax law, provided that any amounts so withheld are promptly paid over to the appropriate Governmental Entity. To the extent such amounts are so deducted or withheld and paid over, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.
(e)    No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Surviving Corporation or any party hereto shall be liable to a holder of shares of Capital Stock or any Company Option or Company Warrant for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.
(f)    Investment of Exchange Fund. Parent shall invest any cash included in the Exchange Fund in its sole discretion; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of the Company Securities pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to holders of the Company Securities pursuant to this Article I shall be paid to Parent.
(g)    Termination of Exchange Fund. Any holders of the Certificates who have not surrendered such Certificates and letters of transmittal in compliance with this Section 1.7 shall after such delivery to Surviving Corporation look only to Parent and the Surviving Corporation for the amount of cash constituting the portion of the Merger Consideration pursuant to Section 1.6(a) with respect to the shares of Capital Stock, Company Options, or Company Warrants formerly represented thereby. If any Certificate shall not have been surrendered immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity, any such portion of the Exchange Fund remaining unclaimed by holders of the Company Securities immediately prior to twelve (12) months after the Effective Time shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.
1.8    No Further Ownership Rights in Capital Stock.  Subject in all respects to the provisions of the last sentence of Section 1.7(c), all cash paid upon the surrender for exchange of shares of Capital Stock, Company Options and Company Warrants in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Capital Stock, Company Options and Company Warrants and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.
1.9    Lost, Stolen or Destroyed Certificates.  In the event any Certificates shall have been lost, stolen or destroyed, Parent shall transfer in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact, which shall include usual and customary indemnities in favor of the Surviving Corporation, by the holder thereof, such amount of cash constituting the applicable portion of the Merger Consideration pursuant to Section 1.6(a) with respect to the shares of Capital Stock, Company Options or Company Warrants formerly represented thereby.
1.10    Further Action.  At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company and Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent and Merger Sub as of the date of the Prior Agreement (and, accordingly, the phrases “as of the date hereof,” “as of the date of this Agreement,” or any similar terms as used in this Article II will be deemed to refer to the date of the Prior Agreement) and as of the Closing Date, except as set forth in the Company Disclosure Letter delivered to the Parent as of the date of the Prior Agreement, which information shall be deemed to be disclosed for purposes of the corresponding Section or subsection of this Agreement and no disclosure made in any particular part of the Company Disclosure Letter shall be deemed made in any other part unless (a) expressly made therein (by cross-reference or otherwise) or (b) it is readily apparent on the face of such disclosure that such disclosure applies to such other representations and warranties, as follows:
2.1    Organization; Standing and Power; Charter Documents; Subsidiaries.
(a)    Organization; Standing and Power. The Company and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary.
(b)    Charter Documents. The Company has delivered or made available to Parent in the Virtual Data Room: (i) a true and correct copy of the Certificate of Incorporation and Bylaws of the Company, each as amended to date (collectively, the “Company Charter Documents”) and (ii) the Certificate of Incorporation and Bylaws, or like organizational documents (collectively, “Subsidiary Charter Documents”), of each of its Subsidiaries, and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each Subsidiary is not in violation of its respective Subsidiary Charter Documents.
(c)    Subsidiaries. Section 2.1(c) of the Company Disclosure Letter sets forth each Subsidiary of the Company as of the date hereof. All the outstanding shares of capital stock of, or other equity or ownership interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, a wholly-owned Subsidiary of the Company, or the Company and another wholly-owned Subsidiary of the Company, free and clear of all pledges, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens, and are duly authorized, validly issued, fully paid and nonassessable. Other than the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or ownership interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or ownership interests of any nature in, any other Person, nor has the Company or any of its Subsidiaries made any debt investment in any other Person.
2.2    Capital Structure.
(a)    Capital Stock. The authorized capital stock of the Company consists of: (i) 10,000,000 shares of Common Stock, and (ii) 6,441,335 shares of Preferred Stock, of which 601,205 shares have been designated as Series A Preferred Stock and 5,840,130 shares have been designated as Series B Preferred Stock. As of the date hereof: 1,092,136 shares of Common Stock were issued and outstanding; 455,661 shares of Series A

Preferred Stock were issued and outstanding and 5,730,130 shares of Series B Preferred Stock were issued and outstanding; 977,663 shares of Common Stock were reserved for issuance upon exercise of Company Options, including 737,663 such shares that were reserved for issuance upon exercise of options granted pursuant to the Company Option Plan and 240,000 shares of Common Stock that were reserved for issuance upon exercise of an option granted outside of the Company Option Plan; and 110,000 shares of Series B Preferred Stock were reserved for issuance upon exercise of the Company Warrant. Except as otherwise set forth in this Section 2.2, as of the date hereof, there are no securities, options, warrants, calls, rights, Contracts, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, voting debt or other securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, Contract, obligation or undertaking.
(b)    Stock Options and Warrants. Section 2.2(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all Persons who, at the close of business on the date hereof, hold outstanding Company Warrants or Company Options indicating, with respect to each Company Option and Company Warrant then outstanding, the number of shares of Common Stock and Preferred Stock subject to such Company Option or Company Warrant, and the exercise price applicable thereto and the date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement and whether the vesting of such Company Option or Company Warrant will be accelerated in any way by the consummation of the transactions contemplated by this Agreement or by the termination of employment or engagement or change in position of any holder thereof following or in connection with the consummation of the Merger.
(c)    Compliance with Law and Other Securities Representations. All outstanding shares of Capital Stock, all outstanding Company Options, all outstanding Company Warrants, and all outstanding shares of capital stock or other equity or ownership interests of each Subsidiary of Company have been issued and granted in compliance in all material respects with all applicable securities laws and all other applicable Legal Requirements. No shares of Capital Stock are owned or held by any Subsidiary of the Company. All of the outstanding shares of Capital Stock of the Company are, and all shares of Capital Stock of the Company which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and nonassessable and not subject to any preemptive rights. There are not any outstanding Contracts of the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or ownership interests in, the Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or ownership interests in, the Company or any of its Subsidiaries. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or ownership interests in, the Company or any of its Subsidiaries and there are no irrevocable proxies and no voting agreements, voting trusts, rights plans or anti-takeover plans with respect to any shares of the capital stock of, or other equity or ownership interests in, the Company or any of its Subsidiaries.
2.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The Company’s execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Company’s stockholders and the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Legal Requirements affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Board Approval. As of the date hereof, the Board of Directors of the Company has, by resolutions duly adopted at a meeting duly called and held (which resolutions have not been subsequently rescinded or modified in any way), (i) determined the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of the Company vote in favor of the adoption of this Agreement and directed that such matter be submitted to Company’s stockholders for approval.
(c)    Non–Contravention. The execution and delivery of this Agreement by the Company does not, and performance of this Agreement by the Company will not: (i) conflict with or violate the Company Charter Documents or any Subsidiary Charter Documents of any Subsidiary of the Company, (ii) subject to obtaining the Required Stockholder Approvals, conflict with or violate any material Legal Requirement applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries pursuant to any Company Material Contract.
(d)    Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality (a “Governmental Entity”) is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Merger Sub are qualified to do business set forth in Section 2.3(d)(i) of the Company Disclosure Letter, (ii) the consents, approvals, orders, authorizations, registrations, declarations and filings with a Governmental Entity required under applicable federal, foreign and state securities (or related) laws set forth in Section 2.3(d)(ii) of the Company Disclosure Letter and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and satisfaction of such other requirements of comparable Legal Requirements of foreign jurisdictions set forth in Section 2.3(d)(ii) of the Company Disclosure Letter, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country set forth in Section 2.3(d)(iii) of the Company Disclosure Letter, (iv) the consents, authorizations, filings, approvals and registrations with a Governmental Entity set forth in Section 2.3(d)(iv) of the Company Disclosure Letter and (v) such consents, authorizations, filings, approvals and registrations with a Governmental Entity, which if not obtained or made would not reasonably be expected to have a Material Adverse Effect on the Company. The consents, approvals, orders, authorizations, registrations, declarations and filings with a Governmental Entity set forth in (i) through (v), inclusive, are referred to herein as the “Necessary Consents.”
2.4    Financial Statements.  Section 2.4 of the Company Disclosure Letter includes (a) a true and complete copy of the Company’s consolidated audited financial statements at, and for the years ended, December 31, 2010, December 31, 2011, and December 31, 2012 and (b) a true and complete copy of the Company’s consolidated unaudited financial statements at, and for the seven months ended, July 31, 2013 (collectively, the “Financial Statements”). The Financial Statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except that the Company’s unaudited financial statements at, and for the seven months ended, July 31, 2013 do not have notes thereto) applied on a consistent basis throughout the periods indicated and present fairly in all material respects the financial condition, operating results, and cash flows of the Company and its consolidated Subsidiaries as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments in the case of the Company’s unaudited financial statements at, and for the seven months ended, July 31, 2013 only. The Company maintains with respect to the Company Business a standard system of accounting established and administered in accordance with GAAP, and the respective books of account, record books, and other books and records of the Company and its Subsidiaries are complete and correct in all material respects. The Company’s unaudited balance sheet as of July 31, 2013, is referred to as the “Company Balance Sheet.”
2.5    Undisclosed Liabilities.  As of the date hereof, neither the Company nor any of its Subsidiaries has any material liabilities (whether liquidated, contingent or otherwise), except for (i) liabilities set forth or provided for in the Financial Statements (or the notes thereto), (ii) current liabilities which have arisen or have been incurred in the ordinary course of business since the date of the Company Balance Sheet, (iii) liabilities expressly disclosed in Section 2.5 of the Company Disclosure Letter, or (iv) liabilities incurred in connection with this Agreement or the transactions contemplated hereby consisting solely of the Closing Transaction Expenses.
2.6    Absence of Certain Changes or Events.  Since December 31, 2012 there has not been:
(h)    a Material Adverse Effect on the Company or any of its Subsidiaries;
(i)    any amendment to any of the Company Charter Documents or Subsidiary Charter Documents;
(j)    any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its Subsidiaries’ capital stock or other securities;
(k)    any issuance, sale or grant of any capital stock or other equity or equity-related interest of the Company or any of its Subsidiaries or any options, warrants or rights to subscribe for or purchase any such capital stock or other equity or equity-related interest (except for issuances of Company Common Stock pursuant to the exercise of Company Options or Company Warrants outstanding as of the date hereof in accordance with the terms thereof);
(l)    any direct or indirect purchase, redemption or other acquisition by the Company or any of its Subsidiaries of any of the capital stock of the Company or any of its Subsidiaries or any other securities of the Company or its Subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements;
(m)    any split, combination, subdivision or reclassification of any of the Company’s or any of its Subsidiaries’ capital stock or other securities or change or agreement to change in any manner the rights, preferences or designations thereof;
(n)    any resignation or termination of any officer or director of the Company or any of its Subsidiaries;
(o)    any grant or agreement to grant any increases in the compensation, perquisites or benefits (whether through the payment of, or agreement to pay, bonus amounts or otherwise) to any Employee (other than in the ordinary course of business and consistent with past practices) or the execution or amendment by the Company or any of its Subsidiaries of any employment, severance, deferred compensation or similar Contract with any Employee;
(p)    any increase of severance or increase of termination pay to any Employee of the Company or any Subsidiary of the Company (other than severance or termination paid in the ordinary course of business and consistent with past practices) or any change in severance policies or practices of the Company or any of its Subsidiaries;

(q)    any material change in the accounting methods, principles or practices of the Company or any of its Subsidiaries, except as required by concurrent changes in GAAP and disclosed in the Financial Statements;
(r)    any material revaluation by the Company or any of its Subsidiaries of any of their respective assets, including writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business;
(s)    any damage, destruction or loss, whether or not covered by insurance, affecting any of the assets of the Company or any of its Subsidiaries having a fair market value of Fifty Thousand Dollars ($50,000.00) or more or otherwise materially and adversely affecting the business of the Company or any of its Subsidiaries;
(t)    any adoption, amendment or termination of any Company Benefit Plan (other than in the ordinary course of business or as otherwise required to comply with applicable Legal Requirements);
(u)    any acquisition, whether by merger or consolidation by purchase of assets, or by any other manner, of any business or any corporation, partnership, association or other business organization or division thereof by the Company or any of its Subsidiaries or any other merger by the Company or any of its Subsidiaries with or into, or consolidation by the Company or any of its Subsidiaries with, any other Person;
(v)    any acquisition or disposition of assets of or by the Company or any of its Subsidiaries (other than the sale of inventory in the ordinary course of business and consistent with past practices) or incurrence or imposition of any Lien on any assets, or any interest in any assets, of the Company or any of its Subsidiaries;
(w)    any failure to pay, or delay in paying, accounts payable or other current liabilities or obligations of the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000.00) when due except where disputed in good faith by the Company or any of its Subsidiaries by appropriate proceedings;
(x)    any acceleration of collection of accounts receivable of the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000.00) in advance of the applicable due dates;
(y)    any making of any loan, advance, investment, or capital contributions by the Company or any of its Subsidiaries in or to any Person, except employee loans or advances made in the ordinary course of business consistent with past practices;
(z)    any making or commitment to make any capital expenditures or capital additions or betterments by the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000.00) individually or Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate; or
(aa)    any execution, termination or amendment of, or receipt of notice of termination of, any Company Material Contract or the waiver or release of any material rights or remedies by the Company or any of its Subsidiaries under any Company Material Contract or otherwise.
2.7    Taxes.
(a)    Definition. For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes and other like governmental charges, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b)    Tax Returns and Audits.
(i)    The Company and each of its Subsidiaries have prepared and timely filed all federal, state, local and non-U.S. returns, estimates, information statements and reports (“Tax Returns”) that are or were required to be filed by them pursuant to applicable Legal Requirements relating to any and all Taxes concerning or attributable to the Company, its Subsidiaries or their respective operations and have timely and fully paid, or made provision for the payment of, all Taxes due and payable by them, regardless of whether or not shown on such Tax Returns, and such Tax Returns have been completed in accordance with all applicable Legal Requirements and are true, correct, and complete.
(ii)    The Company and each of its Subsidiaries have paid or withheld with respect to their Employees (and paid over to the appropriate taxing authority) all Taxes required to be paid or withheld.
(iii)    Neither the Company nor any of its Subsidiaries has executed any outstanding waiver of any statute of limitations on or outstanding extension of the period for the assessment or collection of any Tax.
(iv)    No audit or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit or other examination.
(v)    Neither the Company nor any of its Subsidiaries has any liabilities for unpaid Taxes which have not been fully accrued or reserved on the Company Balance Sheet in accordance with GAAP, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet to the date of this Agreement other than in the ordinary course of business.
(vi)    There are no Liens on any of the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes other than Permitted Liens.
(vii)    Neither the Company nor any of its Subsidiaries is a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.
(viii)    Neither the Company nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Code § 1504(a)) filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), (b) owes any amount under any Tax sharing, indemnification or allocation agreement, or (c) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by Contract, or otherwise.
(ix)    Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.
(x)    Set forth in Section 2.7(b)(x) of the Company Disclosure Letter is a list of (A) all Tax Returns filed by the Company and its Subsidiaries during the three (3) year period immediately preceding the date of this Agreement, (B) all Tax Returns required to be filed by the Company and its Subsidiaries for any Tax period ending on or before the Closing Date that are required to be filed after the Closing Date (taking into account any valid and effective extensions of due dates), and (C) all Tax Returns required to be filed by the Company and its Subsidiaries for any Tax period ending after, but which includes, the Closing Date, that are required to be filed after the Closing Date (taking into account any valid and effective extensions of due dates), in each case setting forth the applicable jurisdiction in which such Tax Returns are required to be filed by the Company or any of its Subsidiaries, the applicable due date or the extended due date requested or obtained (if applicable) and the amount of Tax (if any) paid in connection with any request for or extension of any due date.
(xi)    Neither the Company nor any of its Subsidiaries has engaged in any transaction that, at the time undertaken, was a “reportable transaction” (within the meaning of Treas. Reg. § 1.6011-4).
2.8    Intellectual Property.
(a)    Definitions.
(xii)    “Company Business” means the design, development, manufacture, marketing and sale of Company Products as conducted as of the date of this Agreement.
(xiii)    “Company Intellectual Property Rights” means Intellectual Property Rights owned by the Company or any of its Subsidiaries.
(xiv)    “Company Products” means the products or services manufactured, marketed, licensed or sold by the Company or any of its Subsidiaries as of the date of this Agreement.
(xv)    “Intellectual Property” means, regardless of form: (1) published and unpublished works of authorship, including without limitation audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (2) inventions and discoveries, including without limitation articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (3) words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including without limitation logos, product designs, and product features (“Trademarks”); and (4) information that is not generally known or readily ascertainable through proper means, whether tangible or intangible, including without limitation, customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals, algorithms, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems and techniques (“Confidential Information”).
(xvi)    “Intellectual Property Rights” means all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (1) rights in, arising out of, or associated with Works of Authorship, including rights granted under the Copyright Act (“Copyrights”); (2) rights in, arising out of, or associated with Inventions, including rights granted under the Patent Act (“Patent Rights”); (3) rights in, arising out of, or associated with Trademarks, including rights granted under the Lanham Act (“Trademark Rights”); and (4) rights in, arising out of, or associated with Confidential Information, including rights granted under the Uniform Trade Secrets Act (“Trade Secret Rights”).
(xvii)    “Registered Intellectual Property Rights” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Entity in any jurisdiction, including all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations, and continuations-in-part associated with Patent Rights.
(b)    Section 2.8(b) of the Company Disclosure Letter (i) lists all Registered Intellectual Property Rights owned by, filed in the name of, or applied for by the Company or any of its Subsidiaries (“Company Registered Intellectual Property Rights”); and (ii) lists all actions that must be taken by the Company or any of its Subsidiaries within sixty (60) days of the Closing Date to maintain the Company Registered Intellectual Property Rights.

(c)    The Company or a Subsidiary of the Company, as appropriate, owns the Company Intellectual Property Rights. To the Knowledge of the Company, there are no third parties that claim to own any Company Intellectual Property Rights.
(d)    The Company Intellectual Property Rights are subsisting and, to the Knowledge of the Company, enforceable. To the Knowledge of the Company, there are no facts or circumstances that could impair the validity or enforceability of any Company Intellectual Property Rights.
(e)    To the Knowledge of the Company, the conduct of the Company Business does not infringe, misappropriate, or otherwise violate the Intellectual Property Rights of a third party. Neither the Company nor any of its Subsidiaries has received written notice of, nor to the Knowledge of the Company are there any facts or circumstances that would be reasonably likely to result in, a claim that the conduct of the Company Business infringes, misappropriates, or otherwise violates the Intellectual Property Rights owned by a third party.
(f)    Other than Contracts consisting of “shrink wrap,” “click wrap” or “execute-by-opening” or similar license agreements relating to commercially available, off-the-shelf or hosted computer software licensed by the Company or its Subsidiaries (as licensee) which do not require the payment of any licensing, maintenance, royalty, or other fee for the current level of use of such software by the Company or any of its Subsidiaries or upon the transfer of any such license, the Contracts listed in Section 2.8(f) of the Company Disclosure Letter include all Contracts to which Company or any of its Subsidiaries is a party with respect to any license of Intellectual Property owned by any Person other than Company or its Subsidiaries (“Inbound Licenses”). The Company and each of its Subsidiaries have valid, existing licenses for all copies of computer software used by them in connection with the Company Business.
(g)    Other than Contracts consisting of “shrink wrap,” “click wrap,” or “execute by opening” or similar license agreements relating to commercially available, off-the-shelf or hosted computer software licensed by the Company or its Subsidiaries (as licensee) which do not require the payment of any licensing, maintenance, royalty, or other fee for the current level of use of such software by the Company or any of its Subsidiaries or upon the transfer of any such license, the Company Intellectual Property, together with the Inbound Licenses, includes all Intellectual Property used in or necessary to the conduct of the Company Business.
(h)    Other than licenses granted substantially in the form of the Company’s standard forms of agreement (correct and complete copies of which standard forms have been made available to Parent on the Virtual Data Room, or Contracts for less than One Hundred Thousand Dollars ($100,000.00), Section 2.8(h) of the Company Disclosure Letter sets forth all Contracts, agreements or other licenses pursuant to which the Company or any of its Subsidiaries grants any rights under any Company Intellectual Property to any Person (“Outbound Licenses”).
(i)    To the Knowledge of the Company, there are no Inbound Licenses or Outbound Licenses under which there is any dispute regarding the scope of such agreement, or performance under such agreement, including with respect to any payments to be made or received by the Company or any of its Subsidiaries thereunder.
(j)    The Company and its Subsidiaries may exercise, transfer, or license the Company Intellectual Property Rights without restriction or payment to a third party.
(k)    The Company and each of its Subsidiaries takes reasonable steps to maintain the secrecy of Confidential Information from which the Company or any of its Subsidiaries derives independent economic value, actual or potential, from that Confidential Information not being generally known.
(l)    To the Knowledge of the Company, no third party is infringing, misappropriating, or otherwise violating the Company Intellectual Property Rights.

(m)    There is no software or other material that is distributed pursuant to an open source license listed at www.opensource.org/licenses as of August 31, 2013 in Company Products (“Open Source Materials”), and the manufacture, sale or distribution by the Company or any of its Subsidiaries of any such Company Products does not consist of or include any Open Source Materials.
2.9    Compliance; Permits.
(a)    Compliance. The Company and each of its Subsidiaries has complied in all material respects, and is in compliance in all material respects, with each Legal Requirement applicable to the Company or its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective businesses or properties is bound or affected. There is no material judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries which has or would reasonably be expected to have the effect of prohibiting or materially impairing the Company Business.
(b)    Permits. The Company and its Subsidiaries hold, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Entities (“Permits”) that are material to the operation of the business of the Company and its Subsidiaries taken as a whole, including Permits required under any applicable Environmental Laws (collectively, “Company Permits”). Section 2.9(b) of the Company Disclosure Letter contains a complete and accurate list of each of the Company Permits, in each case indicating the expiration date thereof, if any. As of the date hereof, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened. The Company and its Subsidiaries are in compliance in all material respects with the terms of the Company Permits.
2.10    Litigation.  As of the date hereof, there are no claims, suits, actions or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to restrain or enjoin the consummation of the transactions contemplated hereby or which would reasonably be expected, either singularly or in the aggregate with all such claims, actions or proceedings, to have a Material Adverse Effect on the Company.
2.11    Brokers’ and Finders’ Fees.  Except for fees payable to Lazard, the Company and its Subsidiaries have not incurred, nor will any of them incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement.
2.12    Employee Benefit Plans.
(a)    Schedule. Section 2.12(a) of the Company Disclosure Letter sets forth a complete and accurate list of each Company Benefit Plan.
(b)    Benefit Plan Compliance.
(i)    Each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, stock-related or performance award, retirement, vacation, severance, disability, death benefit, hospitalization, medical, loan (other than travel allowances and relocation packages), fringe benefit, disability, sabbatical and other plan or arrangement providing benefits to any current or former employees, consultants, officers, or directors of the Company or its Subsidiaries (each, an “Employee”) pursuant to which the Company or its Subsidiaries have or could have liability (“Company Benefit Plans”) has been administered and operated in accordance with its terms, with the applicable provisions of the Employee Retirement Income Security act of 1974, as amended (“ERISA”), the Code and all other applicable material Legal Requirements. Each Company Benefit Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Company Benefit Plan.
(ii)    No oral or written representation or commitment with respect to any aspect of any Company Benefit Plan has been made to an Employee of the Company or any of its Subsidiaries by an authorized Employee of the Company or any of its Subsidiaries that is not in accordance with the written or otherwise preexisting terms and provisions of such Company Benefit Plans.
(iii)    To the Knowledge of the Company, there are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and no action, legal or otherwise, has been commenced with respect to any such claim.
(c)    Defined Benefit, Multiple Employer and Multiemployer Plans. At no time has the Company or any other Person under common control within the meaning of Section 414(b), (c), (m) or (o) of the Code (a “Controlled Group Affiliate”) with the Company or any of its Subsidiaries maintained, established, sponsored, participated in, or contributed to, any (i) Company Benefit Plan subject to Title IV of ERISA, (ii) multiemployer plan (as defined in Section 3(37) of ERISA), or (iii) ”multiple employer plan” as defined in ERISA or the Code.
(d)    Continuation Coverage. No Company Benefit Plan provides health benefits (whether or not insured), with respect to Employees after retirement or other termination of service (other than coverage mandated by applicable Legal Requirements or benefits, the full cost of which is borne by the Employee).
(e)    International Employee Plans. The Company and its Subsidiaries do not now, nor have any of them ever had the obligation to, maintain, establish, sponsor, participate in, or contribute to any International Employee Plan. As used in this Agreement, “International Employee Plan” shall mean each Company Benefit Plan that has been adopted or maintained by the Company or its Subsidiaries, whether informally or formally, or with respect to which the Company or its Subsidiaries will or may have any material liability or which the Company or any of its Subsidiaries is required to maintain or otherwise contribute to under any applicable Legal Requirements, pursuant to any Contract with any labor council, or otherwise, for the benefit of Employees who perform services outside the United States.
(f)    Effect of Transaction. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not (either alone or in connection with the termination of employment or engagement of change of position of any Employee following or in connection with the consummation of the Merger) constitute an event under any Company Benefit Plan that will result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee. There is no Contract plan or arrangement with an Employee to which the Company or any of its Subsidiaries is a party as of the date of this Agreement, that, individually or collectively and as a result of the transactions contemplated hereby (whether alone or in connection with the termination of employment or engagement of change of position of any Employee following or in connection with the consummation of the Merger), would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code.
(g)    Labor. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or union contract with respect to Employees and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries. There is no labor dispute, strike or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened or reasonably anticipated which may materially interfere with the respective business activities of the Company or any of its Subsidiaries. To the Knowledge of the Company, none of the Company, any of its Subsidiaries or any of their respective representatives or Employees has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of its Subsidiaries. There are no actions, suits, claims, labor disputes or grievances pending, or, to the Knowledge of the Company, threatened, relating to any labor, safety or discrimination matters involving any Employee, including, without limitation, charges of unfair labor practices or discrimination complaints.
(h)    Employment Matters. The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment, employee safety and wages and hours.
2.13    Real Property.
(a)    Neither the Company nor any of its Subsidiaries own any real property. Section 2.13 of the Company Disclosure Letter sets forth a list of the real property currently leased, subleased or licensed by or from the Company or its Subsidiaries (the “Leased Real Property”). The Company and its Subsidiaries have provided or otherwise made available to Parent in the Virtual Data Room true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of the Leased Property, including all amendments, terminations and modifications thereof (the “Leases”), all of which Leases are identified on Section 2.13 of the Company Disclosure Letter. There is not, under any of the Leases, any material default by the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, by any other party thereto. There are no other parties occupying, or with a right to occupy, the Leased Real Property other than the Company or any of its Subsidiaries.
(b)    To the Knowledge of the Company, the heating, ventilation, air conditioning and other mechanical and electrical systems serving the Leased Real Property are in reasonable operating condition in all material respects. All leasehold improvements installed by the Company in the Leased Real Property, are in reasonable operating condition in all material respects. To the Knowledge of the Company, the buildings and structures which comprise a portion of the Leased Real Property (including the roofs thereon) are free of any material structural or engineering defects. During the past three (3) years, there has not been any significant interruption or disruption of the operations of the Company Business (excluding power outages due to force majeure events or supply interruptions associated with the applicable utility company) due to inadequate maintenance of any of the buildings, improvements or tangible personal property which comprise a portion, or which are located at or on, the Leased Real Property.
2.14    Assets.  With respect to all of the assets that they purport to own, the Company and each of its Subsidiaries owns all such assets free and clear of all Liens, except Permitted Liens, and such assets are in operating condition (normal wear and tear excepted). For purposes of clarity, this Section 2.14 does not relate to real property (such items being the subject of Section 2.13) or Intellectual Property (such items being the subject of Section 2.8).
2.15    Environmental Matters.
(a)    To the Knowledge of the Company and except as would not reasonably be expected to result in liability to the Company, no Hazardous Materials (i) are present in violation of applicable Environmental Laws in, on, or under the Leased Real Property or (ii) were present in violation of applicable Environmental Laws in, on, or under any real property formerly owned, leased, subleased or licensed by or from the Company or its Subsidiaries during the period of time any such property was owned, leased, subleased or licensed by or from the Company or its Subsidiaries. Except in compliance with Environmental Laws, the Company and its Subsidiaries have not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, or arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials.

(b)    The Company, its Subsidiaries and their possession, use and operation of the Leased Real Property and their operation of the Company Business have complied in all material respects with all applicable Environmental Laws (which compliance includes, possession by the Company and its Subsidiaries of all Company Permits required in connection with the possession, use and operation of the Leased Real Property and their operation of the Company Business under all applicable Environmental Laws and the filing of all reports and notifications with applicable Governmental Entities and the maintenance of all records). To the Knowledge of the Company, no event has occurred which (i) would be reasonably likely to constitute or result in a violation by the Company or its Subsidiaries of, or a material failure on the part of the Company or its Subsidiaries to comply with, any applicable Environmental Laws; or (ii) would be reasonably likely to require the Company or its Subsidiaries to undertake, or bear all or any portion of the cost of, any corrective or other remedial or responsive action pursuant to any such applicable Environmental Laws.
(c)    No proceeding arising under or relating to any Environmental Laws is pending against the Company or its Subsidiaries, or, to the Knowledge of the Company, is threatened, against the Company, its Subsidiaries or any of the Leased Real Property. Neither the Company nor any of its Subsidiaries has received any written notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability.
(d)    The Company and its Subsidiaries have made available for inspection by Parent in the Virtual Data Room true, correct, and complete copies of all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company or each of its Subsidiaries in the possession or control of the Company or any of its Subsidiaries.
(e)    Except as disclosed in Section 2.15 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns or operates, and, to the Knowledge of the Company, there is not present on the Leased Real Property: (A) any equipment or machinery that contains polychlorinated biphenyls or asbestos, (B) any underground or aboveground storage tanks, or (C) any surface impoundments (other than for storm water management), septic tanks, landfills, lagoons or mining or waste pits.
2.16    Contracts.
(a)    Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean:
(i)    any (A) Contract with any director, officer, employee, consultant, or independent contractor of the Company or any of its Subsidiaries, other than those Contracts that are terminable by the Company or any of its Subsidiaries for any reason or no reason on no more than thirty (30) days’ notice without liability or financial obligation to the Company or its Subsidiaries, (B) indemnification or similar agreements between the Company and any Company Indemnified Parties or any other Person, and (C) Contract to or with any representative of a group of employees of the Company or any of its Subsidiaries relating to wages, hours, and other conditions or terms of employment;
(ii)    any Contract containing any covenant (A) whereby the Company or any of its Subsidiaries agrees not to engage in any line of business, compete with any Person in any line of business, or that purports to restrict the business activities of the Company or any of its Subsidiaries, including non-solicitation or similar covenants, (B) granting any exclusive distribution rights with respect to Company Products to a third party or containing any other exclusivity provisions, or (C) pursuant to which any party is required to (1) purchase or sell a stated portion of its requirements or output to another party or (2) purchase any minimum amount or volume of products or services, including any “take or pay” or similar provisions;
(iii)    any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of a material amount of assets not in the ordinary course of business or pursuant to which the

Company or any of its Subsidiaries has any material ownership interest in any other Person or other business enterprise, including each Contract relating to the acquisition by the Company or any of its Subsidiaries of any operating business or the capital stock or all or substantially all of the assets of any other Person under which the Company or any of its Subsidiaries has any duty, liability, or obligation (including continuing indemnity obligations), or for the grant of option or preferential rights to purchase any properties, assets or operations of the Company or its Subsidiaries;
(iv)    any Contract under which the Company or any of its Subsidiaries have granted a third Person the right to sell or distribute any Company Products and have continuing material obligations to sell or distribute any Company Products and which may not be canceled by the Company or any of its Subsidiaries for any reason or no reason without penalty upon notice of ninety (90) days or less;
(v)    any Contract pursuant to which the Company or any of its Subsidiaries have continuing material obligations to develop any Intellectual Property or Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated by the Company or any of its Subsidiaries without penalty upon notice of ninety (90) days or less;
(vi)    any Contract containing any material support, maintenance or service obligation, or providing for the delivery of goods on the part of or to the Company or any of its Subsidiaries involving annual revenues, or in an amount or having a value, as appropriate, in excess of One Hundred Thousand Dollars ($100,000.00) (including all statements of work, work orders, project addenda and other similar documents entered into in connection therewith), other than those Contracts that are terminable by the Company or any of its Subsidiaries for any reason or no reason on no more than ninety (90) days prior notice without any liability or financial obligation to the Company or its Subsidiaries;
(vii)    any joint venture, partnership, and other Contract (however named) involving a sharing of profits and losses by the Company or any of its Subsidiaries with any other Person;
(viii)    any Contract to which the Company or any Subsidiary is a party and pursuant to which any other Person is licensed any Company Intellectual Property Rights by the Company or any Subsidiary;
(ix)    any Contract to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary is licensed Intellectual Property Rights that are owned by a third party (other than Contracts (A) consisting of “shrink wrap” or “execute-by-opening” or similar license agreements relating to commercially available, off-the-shelf computer software which do not require the payment of any licensing, maintenance, royalty, or other fee for the current level of use of such software by the Company or any of its Subsidiaries or upon the transfer of any such Contract, (B) that are entered into in connection with the purchase or use of equipment by the Company or any of its Subsidiaries and which are otherwise identified on Section 2.16(b) of the Company Disclosure Letter, and (C) Contracts entered into in the ordinary course of business consistent with past practices and involving payments by the Company or any of its Subsidiaries in an aggregate amount of less than One Hundred Thousand Dollars ($100,000.00) per year);
(x)    any Contract to which the Company or any of its Subsidiaries is a party with any Governmental Entity;
(xi)    any mortgage, indenture, guarantee, loan or credit agreement, security agreement or other Contracts to which the Company or any of its Subsidiaries is a party relating to the borrowing of money or extension of credit in a principal amount in excess of One Hundred Thousand Dollars ($100,000.00) that is outstanding or may be incurred on the terms thereof, other than Contracts for the payment of accounts receivable or trade accounts payable in accordance with their respective terms entered into in the ordinary course of business consistent with past practices; and

(xii)    any other Contract that involves annual payments to or from the Company or any of its Subsidiaries in excess of One Hundred Thousand Dollars ($100,000.00) on its face in any individual case, other than those Contracts that are terminable by the Company or any of its Subsidiaries for any reason or no reason, on no more than ninety (90) days prior notice without any material liability or material financial obligation to the Company or its Subsidiaries.
(b)    Schedule. Section 2.16(b) of the Company Disclosure Letter sets forth a complete and accurate list of all Company Material Contracts to which the Company or any of its Subsidiaries is a party or is bound by as of the date hereof. Neither the Company nor any of its Subsidiaries is a party to any lease that constitutes a capital lease in accordance with GAAP.
(c)    No Breach. All Company Material Contracts are valid and in full force and effect, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought. Neither the Company nor any of its Subsidiaries has violated any material provision of, or committed or materially failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract.
2.17    Insurance.  As of the date of this Agreement, the Company and its Subsidiaries maintain the insurance policies set forth on Section 2.17 of the Company Disclosure Letter. All premiums due and payable under all such policies have been paid, and the Company and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies applicable to them. To the Knowledge of the Company, there has been no threatened termination of, or premium increase with respect to, any such policy, except in accordance with the terms thereof.
2.18    Order Backlog.  Section 2.18 of the Company Disclosure Letter lists all orders by third parties for Backlog that are (i) binding on Company; and (ii) unfulfilled as of August 31, 2013. The Backlog as of August 31, 2013 was as set forth on Section 2.18 of the Company Disclosure Letter. Section 2.18 of the Company Disclosure Letter also includes a list of all funnel opportunities, which list does not represent any assurance of future revenue for the Company, for the manufacture or sale of products by the Company or any of its Subsidiaries having an individual value in excess of One Hundred Thousand Dollars ($100,000.00), which are outstanding as of August 31, 2013. Except as set forth on Section 2.18 of the Company Disclosure Letter, no customer of Company or any of its Subsidiaries has directly or indirectly paid to the Company or any of its Subsidiaries, nor has Company or any of its Subsidiaries otherwise directly or indirectly received from any Person, any unearned deposit, prepayment, advance payment or similar payment on account of any future purchase of products or services from the Company or any of its Subsidiaries that has not been appropriately accounted for as an unearned deposit, prepayment, advance payment or similar payment in accordance with GAAP and reflected in the Financial Statements.
2.19    Warranty Claims.
(a)    Section 2.19(a) of the Company Disclosure Letter sets forth, as of July 31, 2013, (i) the amounts for open warranty claims for Company Products and (ii) the amounts that the Company and its Subsidiaries hold in reserve for warranty claims.
(b)    Except as set forth on Section 2.19(b) of the Company Disclosure Letter, (i) there is no material liability or, to the Knowledge of the Company, any basis for any present or future proceeding against the Company or any of its Subsidiaries giving rise to any material liability, for the replacement or repair of any products that the Company or any of its Subsidiaries have sold, leased or produced at any time prior to the date hereof, for which an unexpired warranty obligation was outstanding as of August 31, 2013 (subject only to the reserve for warranty claims set forth in Section 2.19(a) of the Company Disclosure Letter) and (ii) no claim, or series of related claims, in respect thereof in an amount in excess of Fifty Thousand Dollars ($50,000) has been asserted by any Person during the three (3) year period immediately preceding the date of this Agreement. The Company’s warranty reserve as set forth in Section 2.19(a) of the Company Disclosure Letter has been calculated utilizing historical warranty experience rates consistent with past practice and, to the Knowledge of the Company, is sufficient to cover the unexpired warranty liabilities of the Company and its Subsidiaries for any products (including Company Products) sold to their respective customers. Except as set forth on Section 2.19(b) of the Company Disclosure Letter, no product produced or sold by the Company or any of its Subsidiaries is subject to any express warranty nor any other warranty other than any warranties that are implied by applicable Legal Requirements.
(c)    Except as set forth on Section 2.19(c) of the Company Disclosure Letter, (i) there is no (A) material liability to the Company or any of its Subsidiaries or (B) to the Knowledge of the Company, basis for any present or future proceeding against the Company or any of its Subsidiaries that would reasonably be expected to result in any material liability, arising out of any injury to individuals or damage to property that occurred by reason of the ownership, possession or use of any product produced or sold by the Company or any of its Subsidiaries, and (ii) no claim in respect thereof has been asserted by any Person during the three (3) year period immediately preceding the date hereof.
2.20    Certain Business Practices.  Neither the Company nor any of its Subsidiaries has, directly or indirectly, at any time since its inception, (a) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses, (b) made any unlawful payment to any foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns or (c) otherwise taken any action that would cause the Company or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986 or any other applicable Legal Requirements of similar effect.
2.21    Export Control Laws.  The Company and each of its Subsidiaries is and has at all times been in compliance with all applicable Export Control Laws. Without limiting the foregoing: (a) each of the Company and its Subsidiaries has obtained all material export licenses and other material approvals for its exports of products required by any Export Control Law and all such approvals and licenses are in full force and effect; (b) the Company and each of its Subsidiaries is in material compliance with the terms of such applicable export licenses or other approvals and (c) there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries by any Governmental Entity with respect to the failure of the Company or any of its Subsidiaries to hold such export licenses or other approvals or relating to the compliance or noncompliance by the Company or any of its Subsidiaries with any applicable Export Control Laws.
2.22    Books and Records.  The Company has made available to Parent in the Virtual Data Room accurate and complete copies of (i) all stock records of the Company and each of its Subsidiaries, including their respective stock ledgers and copies of any stock certificates issued by the Company and each of its Subsidiaries; and (ii) all minutes and other records of all meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the Company Stockholders, the stockholders of each Subsidiary of the Company, the Board of Directors of the Company and each of its Subsidiaries and all committees thereof. The minute books of the Company and each of its Subsidiaries accurately and completely reflect all material corporate actions of the Company Stockholders, the stockholders of each Subsidiary of the Company, the board of directors of the Company and each of its Subsidiaries, as appropriate, and any committees thereof for the periods reflected therein.
2.23    Bank Accounts; Powers of Attorney.  Section 2.23 of the Company Disclosure Letter sets forth a complete and correct list showing (a) all banks in which the Company or any of its Subsidiaries maintains a bank account or safe deposit box (collectively, “Bank Accounts”), together with, as to each such Bank Account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons holding powers of attorney from the Company or any of its Subsidiaries and a summary description of such powers of attorney, correct and complete copies of which have been made available to Parent in the Virtual Data Room.
2.24    Material Customers and Material Suppliers.
(a)    Section 2.24(a) of the Company Disclosure Letter sets forth an accurate, correct and complete list of the ten largest customers of the Company and its Subsidiaries, determined on the basis of sales revenues, for each of the calendar years ended December 31, 2012, December 31, 2011 and December 31, 2010, and for the seven month period ended July 31, 2013, and sets forth the revenue received by the Company and its Subsidiaries from each such customer during the applicable period. To the Knowledge of the Company, none of the customers listed on Section 2.24(a) of the Company Disclosure Letter has provided notice (whether written or verbal) to the Company or any of its Subsidiaries that it intends to stop or materially reduce the rate of such purchases.
(b)    Section 2.24(b) of the Company Disclosure Letter sets forth an accurate, correct and complete list of the ten largest suppliers of the Company and its Subsidiaries, determined on the basis of costs of items purchased, for each of the calendar years ended December 31, 2012, December 31, 2011 and December 31, 2010, and for the seven month period ended July 31, 2013, and sets forth (i)  a general description of the raw materials, supplies, merchandise and other goods or services ordered by the Company and its Subsidiaries from each such supplier and (ii) the amounts paid by the Company and its Subsidiaries to each such supplier during the applicable period. To the Knowledge of the Company, none of the suppliers or vendors listed on Section 2.24(b) of the Company Disclosure Letter has provided notice (whether written or verbal) to the Company or any of its Subsidiaries that it will not continue to provide raw materials, supplies, merchandise and other goods to the Company or its Subsidiaries in a manner consistent with past practices or that it intends to stop or materially reduce the rate of such sales.
(c)    There is no Contract which provides that any Person will be the exclusive supplier of or distributor for the Company or any of its Subsidiaries for any particular product or product line, and none of the suppliers of the Company’s or its Subsidiaries’ cabinets or critical supply chain components is the sole supplier of such items to the Company or its Subsidiaries.
2.25    Receivables; Inventory.
(a)    All of the accounts receivable of the Company and its Subsidiaries as of July 31, 2013 (i) represent amounts receivable for goods actually delivered or services actually provided, (ii) have arisen from bona fide transactions in the ordinary course of business, and, except as set forth in Section 2.25(a) of the Disclosure Letter, to the Knowledge of the Company, are not subject to any material counterclaims or offsets, (iii) have been billed in the ordinary course of business pursuant to the standard credit terms of the Company and its Subsidiaries and (iv) will be fully collected in the ordinary course of business (without resort to legal proceedings), net of any reserves for doubtful accounts included in the Financial Statements.
(b)    That portion of the assets of the Company and its Subsidiaries that is comprised of (i) raw materials inventory consists of good and merchantable items of a quality and quantity useable in the ordinary course of business or (ii) finished goods inventory consists of items which are suitable for sale in the ordinary course of business and (iii) completed products manufactured for any particular customer pursuant to any Contract conform in all material respects to all applicable specifications and other terms and conditions required by any such Contract as of July 31, 2013, in each case except to the extent reserved for in the Company’s inventory reserves as reflected in the Financial Statements.
2.26    Disclosure.  No representation or warranty of the Company set forth in this Agreement and no statement of the Company set forth in the Company Disclosure Letter contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub represent and warrant to the Company as of the date of the Prior Agreement (and, accordingly, the phrases “as of the date hereof,” “as of the date of this Agreement” or any similar terms as used in this Article III will be deemed to refer to the date of the Prior Agreement) and as of the Closing Date as follows:
3.1    Organization; Standing and Power; Charter Documents.  Parent and Merger Sub are each a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, have the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary other than in such jurisdictions where the failure to be so organized, existing and in good standing or so qualified, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.
3.2    Merger Sub.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $1.00 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed by counsel to Parent at the direction of Parent solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to any preemptive rights.
3.3    Authority; Non-Contravention; Necessary Consents.
(a)    Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except (i) as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Legal Requirements affecting the rights of creditors generally and general equitable principles (whether considered in a proceeding in equity or at law), and (ii) as the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of a court of competent jurisdiction before which any proceeding may be brought.
(b)    Board Approval. The Board of Directors of each of the Parent and Merger Sub have, by resolutions duly adopted at a meeting duly called and held or by written consent adopted in accordance with applicable Legal Requirements (which resolutions have not been subsequently rescinded or modified in any way) (i) determined the Merger to be advisable, and (ii) irrevocably approved this Agreement and the transactions contemplated hereby, including the Merger. Parent has approved the Merger and this Agreement as the sole stockholder of Merger Sub.
(c)    Non–Contravention. The execution and delivery of this Agreement by Parent and Merger Sub does not, and performance of this Agreement by Parent and Merger Sub will not: (i) conflict with or violate the certificate of incorporation or bylaws of Parent or the certificate of incorporation or bylaws of Merger Sub; (ii) subject to compliance with the requirements set forth in Section 3.3(d), conflict with or violate any material Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties is bound or affected; or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, material amendment, acceleration or cancellation of, or result in the creation of a material Lien on any of the properties or assets of Parent or Merger Sub pursuant to, any material Contract to which Parent or Merger Sub is a party the termination or breach of which would reasonably be expected to have a Material Adverse Effect on Parent.
(d)    Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for the Necessary Consents.
3.4    Compliance.  Parent and Merger Sub have complied in all material respects, and are in compliance in all material respects, with each Legal Requirement applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective businesses or properties is bound or affected. There is no material judgment, injunction, order or decree binding upon Parent or Merger Sub which has or would reasonably be expected to have the effect of prohibiting or materially impairing the business conducted by Parent or Merger Sub.
3.5    Availability of Funds.  Parent currently has access to sufficient immediately available funds in cash or cash equivalents, and will at the Closing have sufficient immediately available funds, in cash, to pay the Merger Consideration and any other amounts to be paid by Parent or Merger Sub hereunder.
ARTICLE IV

CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME
4.1    Conduct of Business by the Company and its Subsidiaries.
(e)    Ordinary Course. During the period from the date of the Prior Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its debts and Taxes when due, pay or perform other material obligations when due and (iii) use commercially reasonable efforts to preserve intact its present business organization and customer and vendor relationships.
(f)    Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted or contemplated by the terms of this Agreement, and except as provided in Section 4.1(b) of the Company Disclosure Letter, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), during the period from the date of the Prior Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:

(xviii)    Cause, permit or propose any amendments to the Company Charter Documents or any of the Subsidiary Charter Documents;
(xix)    Adopt a plan of complete or partial liquidation or dissolution;
(xx)    Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or other equity or ownership interests, or split, combine or reclassify any capital stock or other equity or ownership interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock or other equity or ownership interests, other than any such transaction by a wholly-owned Subsidiary of it that remains a wholly-owned Subsidiary of it after consummation of such transaction, in the ordinary course of business;
(xxi)    Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of unvested shares in connection with the termination of the employment relationship with any employee, director, or consultant pursuant to stock option or purchase agreements in effect on the date hereof;
(xxii)    Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of Capital Stock, or any securities convertible into shares of Capital Stock, or subscriptions, rights, warrants or options to acquire any shares of Capital Stock or any securities convertible into shares of Capital Stock, or enter into other Contracts of any character obligating it to issue any such securities or rights, other than: (A) issuances of Capital Stock upon the exercise or conversion of Company Options or Company Warrants in accordance with their respective terms and (B) grants of stock options to acquire Common Stock or restricted stock of the Company under the Company Option Plan at fair market value and in the ordinary course of business consistent with past practice;
(xxiii)    Acquire or agree to acquire by merging or consolidating with, or by purchasing any material equity or voting interest in or a material portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets which are material to the business of the Company or its Subsidiaries;
(xxiv)    Sell, lease, license, encumber or otherwise dispose of any properties or assets of the Company or its Subsidiaries except (A) the sale, lease or disposition (other than through licensing) of property or assets which are not material to the business of the Company and its Subsidiaries or (B) the sale or licensing of Company Products in the ordinary course of business;
(xxv)    Make any loans, advances or capital contributions to, or investments in, any other Person, other than: (A) loans or investments by it or a wholly-owned Subsidiary of it to or in it or any wholly-owned Subsidiary of it or (B) employee loans or advances made in the ordinary course of business which do not, in the aggregate, exceed Fifty Thousand Dollars ($50,000.00);
(xxvi)    Except as required by GAAP as concurred in by its independent auditors and disclosed to, and approved by, Parent in writing, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;
(xxvii)    Make any Tax election or accounting method change that is reasonably likely to adversely affect in any material respect the Tax liability of the Company or any of its Subsidiaries, settle or compromise any material income Tax liability or consent to any extension or waiver of any limitation period with respect to material Taxes;
(xxviii)    Except as specifically required by Legal Requirements, Company Benefit Plans or Contracts currently binding on the Company or its Subsidiaries, (A) increase in any manner the amount of compensation or fringe benefits of, pay any bonus to or grant severance or termination pay to any executive officer of the Company or any Subsidiary of the Company, (B) make any material increase in or commitment to increase, in any material respect, any benefits provided under any Company Benefit Plan (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Company Benefit Plan, (C) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (D) enter into any employment, severance, termination or indemnification agreement with any executive officer of the Company or any Subsidiary of the Company or enter into any collective bargaining agreement or (E) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated by this Agreement; provided, however, that nothing herein shall be construed as prohibiting the Company from granting Company Options in accordance with clause (B) of Section 4.1(b)(v);
(xxix)    Grant any license (including a sublicense) under any material Company Intellectual Property Rights except in connection with the sale, licensing, or provision of Company Products in the ordinary course of business, consistent with past practice;
(xxx)    Enter into or renew any Contracts containing any non-competition or exclusivity restrictions on the Company, and of its Subsidiaries, or the Company Business;
(xxxi)    Terminate any Company Material Contract currently in effect other than in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted;
(xxxii)    Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person (other than any wholly-owned Subsidiary of it), other than in connection with the financing of ordinary course trade payables; or
(xxxiii)    Agree to or commit to do any of the actions described in clauses (i) through (xv) of this Section 4.1(b) or take any action, or fail to take any action within its reasonable control, as a result of which any of the changes or events listed in Section 2.6 would occur.
4.2    Supplementation and Correction and Information.  Between the date of the Prior Agreement and the Closing Date, the Company will promptly correct and supplement the information set forth in the Company Disclosure Letter in order to cause such Company Disclosure Letter and the representations and warranties of the Company set forth in Article II to remain true, correct and complete in all material respects. The delivery by the Company to Parent of any corrections or supplements will not constitute an amendment to the Company Disclosure Letter unless Parent specifically consents to any such amendment in writing or such information relates to the disclosure of an action of the type referred to in Section 4.1(b) for which the Company received prior written consent from Parent.
ARTICLE V

ADDITIONAL AGREEMENTS
5.1    Required Stockholder Approval and Notification.  On or after the third Business Day following the date of the Prior Agreement, the Company shall prepare and deliver to the Company’s stockholders an Information Statement, in a form reasonably acceptable to Parent, and shall use commercially reasonable efforts, in accordance with Delaware Law and the Charter Documents, to obtain the adoption of this Agreement and the approval of the Merger (collectively, the “Company Proposals”) by stockholders of the Company who did not deliver Written Consents immediately following the execution of this Agreement.
5.2    Acquisition Proposals.
(i)    No Solicitation. From and after the date of the Prior Agreement, the Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Employees, stockholders, agents and authorized representatives (including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to (and shall not authorize any of them to) directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries with respect to, or the making, submission or announcement of, any offer or proposal for an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except as to the existence of these provisions; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any Contract or commitment contemplating any Acquisition Proposal. The Company and its Subsidiaries and their respective representatives will immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.
(j)    Notification of Unsolicited Acquisition Proposals. Promptly after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, in each case received after the date of the Prior Agreement, the Company shall provide Parent with notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.
5.3    Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.
(bb)    Confidentiality. The parties acknowledge that the Company and EnerSys have previously executed a Nondisclosure Agreement dated April 29, 2013 (as amended by the letter agreement dated August 29, 2013, the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will cause its respective directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to hold, any Confidential Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.
(cc)    Access to Information. The Company will afford Parent and Parent’s accountants, counsel and other representatives reasonable access during normal business hours and upon reasonable notice to its and its Subsidiaries’ properties, books, records and personnel during the period prior to the Effective Time to obtain all information concerning their respective business, properties, results of operations and personnel for purposes of this Agreement, as Parent may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that (i) any Legal Requirement, treaty, rule or regulation of any Governmental Entity applicable to the Company or its Subsidiaries requires the Company or its Subsidiaries to restrict or prohibit access to any such properties or information, or (ii) such access would (A) be in breach of any confidentiality obligation, commitment or provision by which the Company or any of its Subsidiaries is bound or affected, which confidentiality obligation, commitment or provision shall be disclosed to Parent, provided that disclosure of such obligation, commitment or provision would not itself be the breach of an obligation or commitment to a third party, or (B) result in a waiver of any legal privilege enjoyed by the Company. With respect to the exchange of competitively sensitive information, including strategic and marketing plans, pricing material and customer specific data, outside antitrust counsel will be consulted prior to the exchange of such information, and such information shall not be exchanged to the extent such counsel advises against such exchange. In addition, any information obtained from the Company or any Company Subsidiary pursuant to the access contemplated by this Section 5.3(b) shall be subject to the Confidentiality Agreement. Any access to any of the Company’s offices shall be subject to the Company’s reasonable security measures, the requirements of the applicable Lease and insurance requirements and shall not include the right to perform any “invasive” testing.
5.4    Public Disclosure.  Without limiting any other provision of this Agreement, Parent and the Company will provide each other the opportunity to review, comment upon and concur with, and agree on any press release with respect to this Agreement and the transactions contemplated hereby, including the Merger, and any Acquisition Proposal and will not issue any such press release prior to such consultation and agreement, except as may be required by Legal Requirements or any listing agreement with any applicable national or regional securities exchange or market. The parties shall agree to the text of the joint press release announcing the signing of this Agreement.
5.5    Reasonable Efforts.  Subject to the terms and conditions provided in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, promptly, all actions, and to do, or cause to be done, promptly, all things reasonably necessary to consummate and make effective the transactions contemplated hereby, to satisfy the conditions to the obligations to consummate the Merger, to obtain all necessary waivers, consents, orders, authorizations and approvals and to effect all necessary registrations, declarations, filings, notices, petitions, statements, applications and submissions and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.
5.6    Regulatory Approvals.  To the extent applicable, as soon as may be reasonably practicable following the execution and delivery of this Agreement by the parties hereto, the Company and Parent shall make all filings, notices, petitions, statements, registrations and submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby. Each of Parent and the Company shall cause each document that it is responsible for filing with any Governmental Entity under this Section 5.6 to comply in all material respects with applicable Legal Requirements. The Company and Parent shall use their respective commercially reasonable efforts to, and shall use their respective commercially reasonable efforts to cause any applicable Company Securityholder to, promptly (a) supply the others with any information that reasonably may be required in order to effectuate the filings contemplated by this Section 5.6, and (b) supply any additional information that reasonably may be required by the competition or merger control authorities of any other jurisdiction and that the parties hereto may reasonably deem appropriate. Except where prohibited by applicable Legal Requirements, each of the Company and Parent, as applicable, shall consult with the other prior to taking a position with respect to any such filing, shall permit the other to review and discuss in advance, and consider in good faith, the views of the other in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, other materials, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby, coordinate with the other in preparing and providing such information and, subject to entering into an appropriate joint defense agreement if either party reasonably so requests, promptly provide the other (and its legal counsel) copies of all filings, presentations and submissions (and a summary of oral presentations) made by such party with any Governmental Entity in connection with this Agreement and the transactions contemplated hereby. Parent and the Company shall cooperate with each other regarding the strategy for interacting with such Governmental Entities in connection with the matters contained in this Section 5.6. Each party hereto shall notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all materials respect with, applicable Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to this Section 5.6, each party will promptly inform the other parties hereto of such occurrence, and each of the Company and Parent will cooperate with the other in filing with the applicable Governmental Entity such amendment or supplement. Without limiting the generality of the foregoing, each party hereto shall use commercially reasonable efforts to cause to be prepared and filed, as promptly as practicable following the date of this Agreement but in no event later than three (3) Business Days following the date of this Agreement, the notifications required under the HSR Act in connection with the Merger. Each party shall elect early termination of the statutory waiting period under the HSR Act. Each party shall respond as promptly as reasonably practicable to (A) any inquiries or requests received from the Federal Trade Commission or the Department of Justice for additional information or documentation and (B) any inquiries or requests received from any state attorney general or other Governmental Entity in connection with antitrust or related matters. All filing and other fees, excluding any legal fees of counsel, required under the HSR Act shall be paid equally by the parties (i.e., fifty percent (50%) by Parent and fifty percent (50%) by the Company).
5.7    Employee Matters.
(a)    Following the Effective Time, Parent shall arrange for each participant in the Company Benefit Plans (including all dependents) (the “Company Participants”) who becomes an employee of Parent, any Parent Subsidiary or the Surviving Corporation (or a dependent of such employee) to be eligible for the same employee benefits as those received by Parent employees with similar positions and responsibilities. Each Company Participant shall be given service credit for all purposes for his or her length of service with the Company (and its Subsidiaries and predecessors) prior to the Closing, including, without limitation, for eligibility to participate (provided that no retroactive contributions will be required), eligibility for vesting under Parent employee benefit plans and arrangements and vacation accrual. Parent shall cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under any Parent employee benefit plans and arrangements to be waived with respect to such Company Participants and shall provide them with credit for any co-payments, deductibles, and offsets (or similar payments) made during the plan year which includes the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket, or similar requirements under any Parent employee benefit plans or arrangements in which they are eligible to participate after the Closing Date.
(b)    Payment of Certain Severance Obligations. Parent agrees to assume, and/or cause the Surviving Corporation to assume the severance obligations payable to only those Employees of the Company set forth on Schedule 5.7(b) upon termination of each such Employee’s employment pursuant to the terms of the written Contracts with each such Employee as in effect as of the date of this Agreement; provided, however, that in no event will Parent or the Surviving Corporation be obligated to pay (i) any such severance to the extent that such severance is comprised of, or determined based on, the Accrued Bonuses or (ii) any of the Severance Payments to any of the Other Participants. Parent also agrees to assume, and/or cause the Surviving Corporation to assume, any severance obligations payable to Employees of the Company who become employees of the Surviving Corporation (except the Other Participants) that would have been paid by the Company to such Employees in the ordinary course of business consistent with past practice upon the termination of each such Employee’s employment, in accordance with the severance policies as set forth on Schedule 5.7(b) following the Closing.
5.8    Indemnification.
(a)    For the period of six (6) years following the Effective Time, Parent will cause the Surviving Corporation to indemnify and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (the “Company Indemnified Parties”) against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement, in each case to the extent actually and reasonably incurred (the “Company Indemnified Liabilities”) in connection with any claim, action, suit, proceeding or investigation by reason of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries, or relating (directly or indirectly) to such person’s duties as a director or officer of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time excluding, however, all Company Indemnified Liabilities based on, or relating to this Agreement or the transactions contemplated hereby (the “Company Indemnified Proceedings”), in each case to the full extent a corporation is permitted by applicable Legal Requirements to indemnify its own directors and officers, but only if and to the extent that such Company Indemnified Parties, in their capacity as an officer or director of the Company or its Subsidiaries, as appropriate, met the applicable standard of conduct prescribed for indemnification under (i) the Company Charter Documents or the Subsidiary Charter Documents, as appropriate, (ii) applicable Legal Requirements, or (iii) the directors’ and officers’ or any similar liability insurance maintained by the Company or its Subsidiaries, as appropriate, in effect at the time of the act or omission giving rise to such claim for indemnification. In the event any Company Indemnified Party is or becomes involved in any Company Indemnified Proceeding, Parent shall, or shall cause the Surviving Corporation to, pay expenses in advance of the final disposition of any such Company Indemnified Proceeding to each Company Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145 of the DGCL. Without limiting the foregoing, in the event any such Company Indemnified Proceeding is brought against any Company Indemnified Party, (A) the Company Indemnified Parties may retain counsel of their choosing, (B) Parent shall, or shall cause the Surviving Corporation to, pay all reasonable and documented fees and expenses of one counsel for all of the Company Indemnified Parties with respect to each such Company Indemnified Proceeding unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Company Indemnified Parties, in which case Parent shall pay the fees of such additional counsel required by such conflict, promptly as statements therefor are received; and (C) Parent and the Surviving Corporation will use all commercially reasonable efforts to assist in the defense of any such matters; provided, however, that neither Parent nor the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Company Indemnified Party wishing to claim indemnification under this Section 5.8(a) upon becoming aware of any such Company Indemnified Proceeding shall promptly notify Parent and the Surviving Corporation (but the failure to so notify Parent or the Surviving Corporation shall not relieve Parent or the Surviving Corporation from any liability it may have under this Section 5.8(a) except to the extent such failure materially prejudices Parent or the Surviving Corporation), and shall deliver to Parent and the Surviving Corporation the undertaking contemplated by Section 145 of the DGCL.
(b)    For a period of six (6) years following the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to the indemnification agreements between the Company and the Company Indemnified Parties identified in Section 2.16(b) of the Company Disclosure Letter, subject to applicable Legal Requirements. For a period of six (6) years following the Effective Time, the Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Company Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the Company Indemnified Parties.
(c)    For six (6) years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain directors’ and officers’ liability insurance, or purchase a “tail” policy for such insurance, covering those Persons who are covered by the Company’s directors’ and officers’ liability insurance policy as of the date hereof in an amount and on terms no less favorable than coverage under such policies in effect on the date of this Agreement and those applicable to the current directors and officers of the Company. The premium for any such insurance policy maintained by the Company will constitute a portion of the Closing Transaction Expenses payable out of the Merger Consideration at the Closing.
(d)    This Section 5.8 is intended to be for the benefit of, and shall be enforceable by the Company Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and its successors and assigns and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. In the event Parent or the Surviving Corporation or its successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, Parent or the Surviving Corporation, as appropriate, will use commercially reasonable efforts to cause proper provision to be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, agrees to honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 5.8.

5.9    Certain Tax Matters.  If the Company is obligated to make any payments, or is a party to any agreement that under certain circumstances could obligate it to make any payments, that will not be deductible under Section 280G of the Code if the stockholder approval requirements of Section 280G(b)(5)(B) are not satisfied (including those payments comprised of the Severance Payments and the Change of Control Payments but excluding the employer payroll portion of such Change of Control Payments and Severance Payments), then, on or prior to the Closing, the Company shall obtain and deliver to Parent a waiver from each other Person who is a party to such Contract pursuant to which such Person will waive his or her right to any such payments to the extent such payments constitute “parachute payments” within the meaning of the Code, unless such stockholder approval is obtained, and if that stockholder approval has not already been obtained, Parent agrees that it shall cooperate and assist the Company in obtaining the requisite stockholder approval described in Section 280G(b)(5)(B) of the Code, and the Company agrees to use commercially reasonably efforts to obtain such stockholder approval promptly after the date hereof and in any event prior to the Closing Date.
5.10    Fees and Expenses.  Except as otherwise set forth herein, if the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, shall be the obligation of the respective party incurring such expenses. On behalf of the Company, at the Closing, the Parent shall pay the Closing Transaction Expenses that remain unpaid as of the Closing, including the portion of the Change of Control Payments outstanding as of the Closing, and the aggregate amount of the Merger Consideration payable to the Company Securityholders at the Closing will be reduced, on a Dollar-for-Dollar basis, by the amount of all such Closing Transaction Expenses paid by the Parent on behalf of the Company at Closing as provided in Section 1.7(b).
5.11    FIRPTA Compliance.  On the Closing Date, the Company shall deliver to Parent a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).
5.12    Third Party Consents.  Except for the Necessary Consents and the consents set forth on Schedule 6.1(d) (to the extent not waived by Parent pursuant to Section 8.4), Parent acknowledges that certain consents and waivers with respect to the Merger may be required from parties to Contracts to which the Company is a party and that such consents and waivers have not been obtained. Parent agrees that the Company and its affiliates shall not have any liability whatsoever to Parent arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the Merger, other than any consent that would constitute a breach of Section 2.3(d) or Section 1.6(d), or because of the termination of any Contract as a result thereof. Prior to the Closing, the Company shall cooperate with Parent, upon the request of Parent, in any reasonable manner in connection with Parent obtaining any such consents and waivers; provided that such cooperation shall not include any requirement of the Company or any of its affiliates to expend money, commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third Person.
5.13    Merger Sub Compliance.  Parent shall cause Merger Sub to comply with all of Merger Sub’s obligations under or relating to this Agreement. Merger Sub shall not engage in any business which is not in connection with the Merger.
5.14    Tax Matters.
(a)    The Company shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for Pre-Closing Tax Periods that are required to be filed on or before the Closing Date and such Tax Returns shall be prepared and filed consistent with past practice, except as required by any Legal Requirement.
(b)    Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and its Subsidiaries for Pre-Closing Tax Periods (including any periods beginning before and ending after the Closing Date as allocated to the Pre-Closing Tax Period pursuant to the definition of “Unpaid Pre-Closing

Taxes”) that are required to be filed after the Closing Date and such Tax Returns shall be prepared and filed consistent with past practice, except as required by any Legal Requirement. To the extent that any such Tax Return could give rise to an indemnity claim under Article VII hereof, Parent shall submit such Tax Return to the Representative for review and approval at least fifteen (15) calendar days prior to the due date for filing such Tax Return (which approval shall not be unreasonably withheld, conditioned, or delayed).
(c)    Except to the extent required by any Legal Requirement, with respect to any Pre-Closing Tax Period, Parent shall not make any elections relating to the Company or file any amended Tax Return of the Company solely for the purpose of triggering an indemnity claim under Article VII hereof.
(d)    Parent and the Representative agree to furnish or cause to be furnished to each other, upon request, as reasonably promptly as practicable, such information (including access to books and records) and assistance relating to the Company as is reasonably necessary for the filing of any Tax Return (including any report required pursuant to applicable Legal Requirements), for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment. Parent and the Representative agree to use commercially reasonable efforts to retain or cause to be retained all books and records pertinent to the Company until the applicable period for assessment under applicable Legal Requirements (giving effect to any and all extensions or waivers) has expired, and to abide by or cause the abidance with all record retention agreements entered into with any Governmental Entity.
ARTICLE VI

CONDITIONS TO THE MERGER
6.1    Conditions to the Obligations of Each Party to Effect the Merger.  The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
(k)    Company Required Stockholder Approvals. The Required Stockholder Approvals shall have been obtained.
(l)    No Order. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order which (i) is in effect and (ii) has the effect of making the Merger illegal.
(m)    Antitrust Approvals. The waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all foreign antitrust approvals listed on Schedule 6.1(c) hereto shall have been obtained.
(n)    Third Party Consents. The Company shall have delivered to Parent the consents set forth on Schedule 6.1(d) hereto, and such consents shall be in full force and effect.
6.2    Additional Conditions to the Obligations of the Company.  The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:
(dd)    Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct in all material respects (except for those representations and warranties which by their terms are subject to materiality qualifications, which representations and warranties shall be true and correct in all respects) as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date as if made on the Closing Date (except for those representations and warranties which address matters only as of a particular date which shall have been true and correct only on such date). The Company shall have received a certificate to such effect signed on behalf of Parent, with respect to the representations and warranties of Parent, by an authorized executive officer of Parent and a certificate to such effect signed on behalf of Merger Sub, with respect to the representations and warranties of Merger Sub, by an authorized executive officer of Merger Sub.
(ee)    Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date (including the delivery to Parent of the waivers and consents, if any, required to be obtained from the holders of the Company Options pursuant to Section 1.6(b), and the Company shall have received a certificate to such effect signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate to such effect signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.
(ff)    Escrow Agreement. Parent and Escrow Agent shall have executed and delivered to Representative the Escrow Agreement, substantially in the form attached hereto as Exhibit B, which Escrow Agreement shall be satisfactory to Representative in all respects.
6.3    Additional Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:
(c)    Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall have been true and correct in all respects) as of the date of this Agreement and shall be true and correct in all material respects (except for those representations and warranties which by their terms are subject to materiality or Material Adverse Effect qualifications, which representations and warranties shall be true and correct in all respects) as of the Closing Date, as if made on the Closing Date (except for those representations and warranties which address matters only as of a particular date which shall have been true and correct only on such date). Parent shall have received a certificate to such effect signed on behalf of the Company, with respect to the representations and warranties of the Company, by an authorized executive officer of the Company.
(d)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.
(e)    No Material Adverse Effect. During the period from the date of the Prior Agreement through the Closing Date, there shall not have occurred in any event, circumstance or change which has resulted in, or would be reasonably likely to result in, a Material Adverse Effect with respect to the Company that is continuing.
(f)    Closing Debt Amount and Closing Transaction Expenses. The Company shall have delivered to Parent (i) separate payoff letters in a form and substance reasonably satisfactory to Parent executed by each holder of any indebtedness of the Company or any of its Subsidiaries comprising a portion of the Closing Debt Amount, each of which payoff letters will (A) specify the aggregate amount of such indebtedness payable by Company or any of its Subsidiaries to such Person that is outstanding as of the Closing Date and (B) provide that, upon the payment of such amounts in accordance with the wire transfer instructions set forth in such payoff letters, all Liens (if any) in or on any of the assets of the Company or any of its Subsidiaries granted by the Company or any of its Subsidiaries as collateral security for such indebtedness will be terminated and released, (ii) a letter in form and substance reasonably satisfactory to the Parent executed by the Person which is the holder of the indebtedness of the Company and its Subsidiaries which comprises the Post-Closing Debt Amount specifying the aggregate amount of such indebtedness (and all accrued unpaid interest thereon and all unpaid fees, costs and expenses relating thereto) as of the Closing Date, (iii) final invoices from any third party legal, accounting, tax, financial advisor or consultants to which any Closing Transaction Expenses are payable setting forth the respective amounts of the Closing Transaction Expenses payable to such Persons and a statement from such Persons indicating that upon the payment thereof no further payment is due except with respect to the Escrowed Transaction Expenses, and (iv) separate releases duly executed by each Person to which any Change of Control Payments or Severance Payments are payable setting forth the respective amounts of the Change of Control Payments or Severance Payments payable to such Persons (excluding the employer payroll tax portion of such Change of Control Payments or Severance Payments) and irrevocably releasing any rights or claims, if any, that such Persons could have against the Company or its Subsidiaries or the Surviving Corporation or Parent with respect to the portion of such Change of Control Payments or Severance Payments upon the payment thereof from the Merger Consideration at the Closing (excluding the employer payroll portion of such Change of Control Payments or Severance Payments), in each case in a form and substance reasonably satisfactory to Parent.
(g)    Estimated Closing Balance Sheet and Estimated Closing Statement. The Company shall have delivered the Estimated Closing Balance Sheet and the Estimated Closing Statement to Parent in accordance with the provisions of Section 1.6(h)(i), and Parent shall have reviewed and approved the Estimated Closing Balance Sheet and the Estimated Closing Statement, which approval shall not be unreasonably withheld, conditioned, or delayed.
(h)    No Dissenting Shares. No Company Stockholder shall have exercised and perfected appraisal or dissenters rights (and not effectively withdrawn or lost such appraisal or dissenters rights) for such shares in accordance with Section 262 of the DGCL; provided, however, that this condition shall be deemed satisfied if, prior to the Closing Date, Company provides Parent with reasonably satisfactory written evidence that 100% of the Company Stockholders shall have approved the Merger in accordance with the applicable provisions of the DGCL.
(i)    Agreement Not To Compete. Each Designated Person shall have executed and delivered to Parent an Agreement Not to Compete, in the form attached hereto as Exhibit C, each of which Agreements Not to Compete shall be satisfactory to Parent in all respects.
(j)    Escrow Agreement. The Representative and the Escrow Agent shall have executed and delivered to Parent the Escrow Agreement, substantially in the form attached hereto as Exhibit B, which Escrow Agreement shall be satisfactory to Parent in all respects.
ARTICLE VII

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNITY ESCROW
7.1    Survival of Representations and Warranties.  All representations and warranties of the Company contained in this Agreement other than the Fundamental Representations (the “General Representations”) shall survive the consummation of the Merger and continue until the expiration of the eighteen (18) month period immediately following the Closing Date (the “General Representations Termination Date”), after which time such representations and warranties shall terminate. The representations and warranties of the Company set forth in Sections 2.1(a) (Organization), 2.2 (Capitalization), 2.3(a) (Authority), 2.7 (Taxes), 2.8 (Intellectual Property), 2.11 (Brokers’ and Finders’ Fee), 2.12 (Employee Benefits Plans), 2.14 (Assets) and 2.15 (Environmental Matters) (collectively, the “Fundamental Representations”) shall survive until the date that is the three (3) year anniversary of the Closing Date (the “Escrow Termination Date”), after which time such representations and warranties shall terminate. In the event of fraud with respect to this Agreement or any of the transactions contemplated hereby by any Company Securityholder, the Representative or any other Person or any breach of any provision of a Non-Competition Agreement by the Designated Person party thereto, all claims of the Indemnified Parties shall survive indefinitely with respect to any such fraud or breach committed by such Person.

Notwithstanding the foregoing, with respect to claims made pursuant to an Officer’s Certificate delivered to the Escrow Agent and the Representative on or prior to the General Representations Termination Date for any breach of any General Representations and on or prior to the Escrow Termination Date for any breach of any Fundamental Representations, the representations and warranties with respect to such claims shall survive (but only for the purpose of pursuing such claims) until such claims are finally resolved pursuant to the Escrow Agreement. The agreements, covenants and other obligations of the parties hereto shall survive the Closing and the Effective Time in accordance with their respective terms or, absent such terms, in accordance with applicable Legal Requirements.
7.2    Escrow Amount Deposit; Representative Escrow Amount Deposit.  Promptly following the Closing, and without any act of any stockholder of the Company, Parent shall, as provided in Section 1.7(b), pay and deposit from the Merger Consideration an amount of cash equal to the Escrow Amount and the Working Capital Escrow Amount with the Escrow Agent and an amount of cash equal to the Representative Escrow Amount with the Representative. For purposes of determining the reduction in the amount of the Merger Consideration otherwise payable to each Company Securityholder pursuant to Section 1.6(a) through Section 1.6(c), as applicable, Parent will be deemed to have contributed on behalf of each Company Securityholder, his, her or its (a) Pro Rata Portion of the Adjusted Escrow Amount and the Adjusted Working Capital Escrow Amount to the Escrow Fund to be governed under the terms set forth in this Agreement and the Escrow Agreement and (b) Pro Rata Portion of the Adjusted Representative Escrow Amount to the Representative Fund. The parties hereto agree that, for Tax purposes, Parent is the owner of any cash in the Escrow Fund and Working Capital Fund and the Company Securityholders are the owners of any cash in the Representative Fund. All interest on or other taxable income, if any, earned from the investment of cash in the Escrow Fund and Working Capital Fund pursuant to this Agreement or the Escrow Agreement shall be treated for Tax purposes as earned by Parent. All interest on or other taxable income, if any, earned from the investment of cash in the Representative Fund pursuant to this Agreement or the Representative Agreement shall be treated for Tax purposes as earned by the Representative. Upon release of the cash in the Escrow Fund and Working Capital Fund, a portion of any cash distributed to the Company Securityholders, Lazard and Other Participants shall be treated as interest under the imputed interest rules of the Code.
7.3    Indemnification From Escrow Fund and Working Capital Fund; Representative Fund.
(n)    Subject to the terms and conditions of this Agreement and the Escrow Agreement, the Indemnified Parties shall be entitled to recover from the Escrow Fund, without duplication, the amount of any Losses suffered or incurred by each such Indemnified Party resulting from (i) any breach of any representation or warranty of the Company contained in Article II of this Agreement (as modified by the Company Disclosure Letter except as otherwise provided in Section 4.2) (except for breaches of the representations and warranties of the Company set forth in Section 2.19 (Warranty Claims), which are indemnifiable and recoverable from the Escrow Fund pursuant to clause (iv) of this Section 7.3(a)), and in each case read without regard to any qualifications or limitations to any of the Company’s representations or warranties based upon materiality or Material Adverse Effect, other than the representation and warranty set forth in Section 2.6(a), (ii) any failure by (A) the Company to perform or comply with any covenant of the Company contained in this Agreement prior to the Closing Date or (B) the Representative to perform or comply with any covenant of the Representative contained in this Agreement, (iii) any Unpaid Pre-Closing Taxes and (iv) any (A) breach of any representation or warranty of the Company contained in Section 2.19 (Warranty Claims), in each case read without regard to any qualifications or limitations to any of such representations or warranties of the Company based upon materiality and (B) claim asserted by any Person at any time prior to the Escrow Termination Date alleging, in whole or in part, that any product (including any Company Product) which was sold or shipped by the Company or any of its Subsidiaries (or any of their respective predecessors in interest) prior to the Closing Date is defective or fails to conform in any respect with any guarantee or warranty (whether express or implied) regarding the workmanship, materials, quality, performance or specifications of any such products, including any claims for the repair or replacement of such products or for a refund of the cost thereof (collectively, “Warranty Claims”). Subject to the terms and conditions of this Agreement and the Escrow Agreement, Parent shall be entitled to recover from the Working Capital Fund the Merger Consideration Excess Amount, if applicable. Subject to the terms and conditions of this Agreement, the Representative Fund shall be available to the Representative to cover (I) the fees of the Independent Accountant pursuant to Section 1.6(h)(v) if applicable, (II) the Representative Losses and expenses incurred by the

Representative and (III) the expenses and fees of counsel or other skilled professionals for the Representative if it elects to undertake the defense of any Third Party Claim in accordance with Section 7.7.
(o)    Notwithstanding anything to the contrary contained herein, the Escrow Fund shall not be available to compensate any of the Indemnified Parties for any Losses indemnifiable pursuant to Section 7.3(a)(i) for breaches of (i) the General Representations or (ii) those Fundamental Representations set forth in Section 2.7 (Taxes) and Section 2.8 (Intellectual Property), and no Indemnified Party shall be entitled to recover from the Escrow Fund for such breaches, unless and until the Indemnified Parties have incurred Losses indemnifiable pursuant to Section 7.3(a)(i) for breaches of the General Representations or breaches of those Fundamental Representations set forth in Section 2.7 (Taxes) and Section 2.8 (Intellectual Property), in excess of Two Hundred Fifty Thousand Dollars ($250,000.00) in the aggregate (the “Basket Amount”); provided, however, that no Indemnified Party shall be entitled to recover from the Escrow Fund for any Losses for any Warranty Claims unless and until the Indemnified Parties have incurred aggregate Losses with respect to such Warranty Claims in excess of the amount set forth on Schedule 7.3(b)(i) during any applicable Warranty Claim Period (the “Warranty Deductible”). Once the total of all Losses indemnifiable pursuant to Section 7.3(a)(i) incurred by the Indemnified Parties with respect to breaches of the General Representations or the Fundamental Representations set forth in Section 2.7 (Taxes) and Section 2.8 (Intellectual Property) exceeds the Basket Amount, the Indemnified Parties shall be entitled to recover from the Escrow Fund for the entire amount of all such Losses incurred (including those taken into account in determining the Basket Amount). With respect to Warranty Claims, the Indemnified Parties shall be entitled to recover from the Escrow Fund only the amount of Losses indemnifiable pursuant to Section 7.3(a)(iv) in excess of the Warranty Deductible for each separate Warranty Claim Period and, accordingly, all Losses for Warranty Claims sustained, incurred or accrued during any Warranty Claim Period shall be aggregated for purposes of determining whether the Warranty Deductible has been exceeded for such Warranty Claim Period. All Losses attributable to Warranty Claims shall (A) be determined without regard to any general or specific reserves for warranty claims included in the Financial Statements or otherwise reflected on the Company’s books of account and (B) also include Losses incurred in connection with the matters set forth on Schedule 7.3(b)(ii). The Indemnified Parties shall be entitled to indemnification for Losses attributable to Warranty Claims regardless of the accuracy of the representations and warranties of the Company set forth in Section 2.19. Despite anything to the contrary set forth in this Article VII, the limitations set forth in this Section 7.3(b) shall not apply in the event of fraud or any Losses resulting from a breach of any of the Fundamental Representations (other than the Fundamental Representations set forth in Section 2.7 (Taxes) and Section 2.8 (Intellectual Property)) or any claims for indemnifiable Losses pursuant to Section 7.3(a)(ii) or Section 7.3(a)(iii).
(p)    Notwithstanding anything to the contrary contained herein: (i) in the event that any Losses which an Indemnified Party is otherwise entitled to recover from the Escrow Fund (A) are covered by insurance which was heretofore or is hereafter maintained by or for the benefit of the Indemnified Party or (B) result in a current, cash Tax benefit to the Indemnified Party, the amount of any “Losses” that the Indemnified Party would otherwise be entitled to recover from the Escrow Fund will be reduced by the amount of (1) any insurance proceeds actually received by, or actually paid to a third party for the benefit of, the Indemnified Party less (I) any reasonable costs of the collection of such insurance and (II) any actual premium increase attributable to the claim with respect to which such insurance proceeds are paid and (2) any such current, cash Tax benefit actually realized by the Indemnified Party, as appropriate; (ii) no Losses shall be recoverable from the Escrow Fund hereunder that would have been avoided through commercially reasonable efforts to mitigate such Losses which were not taken by Parent, the Surviving Corporation and/or the Indemnified Parties; provided, however, that notwithstanding the foregoing provisions of this Section 7.3(c), in no event shall any Indemnified Party be obligated or required to take any action to pursue any insurance or realize any current, cash Tax benefit with respect to any Losses suffered or incurred by the Indemnified Party as a condition to recovering any amounts from the Escrow Fund for or on account of such Losses or otherwise; and (iii) the amount of any Loss subject to recovery under this Article VII shall be calculated net of any amounts specifically accrued or reserved for in the final Closing Balance Sheet with respect to the fact or matter giving rise to the claim resulting in such Losses.
(q)    All claims for recovery for any Loss or Losses from the Escrow Fund and the Working Capital Fund shall be made pursuant to and in accordance with, and be governed by the terms of, this Agreement and the Escrow Agreement. All claims for recovery from the Representative Fund shall be made in accordance with, and governed by the terms of, this Agreement and the Representative Agreement.
(r)    The Indemnified Parties’ right to indemnification based on representations, warranties, covenants and agreements in this Agreement shall not be affected by any knowledge (whether actual or constructive) acquired, or capable of being acquired by any of the Indemnified Parties or their respective representatives from any source (including the Virtual Data Room), at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.
7.4    Exclusive Remedy.  Recovery from the Escrow Fund shall be the sole and exclusive remedy of the Indemnified Parties for any Losses incurred by any Indemnified Party or otherwise arising in connection with this Agreement except for the matters recoverable from the Working Capital Fund as set forth in Section 7.3(a) and as otherwise hereinafter provided in this Section 7.4. If the Merger Consideration Excess Amount exceeds the Working Capital Escrow Amount, the Company Securityholders and Other Participants shall, severally and not jointly, make the maximum contribution to the payment and satisfaction of such amount; provided that no Company Securityholder or Other Participant’s obligation hereunder shall exceed such Company Securityholder’s or Other Participant’s proportionate amount of such obligation, based on the consideration actually received by all Company Securityholders and Other Participants pursuant to this Agreement and the Change of Control Agreements. Except for fraud and for breaches by a Designated Person of his or its Non-Competition Agreement, in which case the Indemnified Parties shall have the right to proceed directly against such Person committing such fraud or breach of such Non-Competition Agreement, no Company Securityholder or Other Participant shall be liable to Parent, the Surviving Corporation or any Indemnified Party for any damages or other remedies arising out of, in connection with or related to this Agreement or the transactions contemplated hereby or any representation or warranty, covenant or agreement contained herein.
7.5    Distribution of Escrow Fund, Working Capital Fund and Representative Fund.
(c)    Subject to the terms and conditions of the Escrow Agreement, the Escrow Fund shall promptly be delivered to the Company Securityholders, Other Participants and Lazard on the Escrow Termination Date; provided, however, that the Escrow Fund shall not terminate with respect to any amount which is necessary to satisfy any unsatisfied claims specified in any Officer’s Certificate delivered to the Escrow Agent and the Representative (i) on or prior to the General Representations Termination Date with respect to claims for breaches of the General Representations or (ii) the Escrow Termination Date with respect to (A) claims for breaches of the Fundamental Representations, (B) claims for breach of covenants pursuant to Section 7.3(a)(ii), (C) claims for Unpaid Pre-Closing Taxes pursuant to Section 7.3(a)(iii) and (D) Warranty Claims (except for claims pursuant to Section 2.19 which shall terminate pursuant to Section 7.5(a)(i)), pursuant to Section 7.3(a)(iv), as applicable. As soon as all such claims have been resolved, the Escrow Agent shall deliver the remaining portion of the Escrow Fund (if any) not required to satisfy such claims to the Company Securityholders, the Other Participants and Lazard in accordance with the provisions of the Escrow Agreement.
(d)    Subject to the terms and conditions of the Escrow Agreement, the Working Capital Fund (if any) shall promptly be delivered to the Company Securityholders and Other Participants in accordance with the provisions of the Escrow Agreement following (i) the expiration of the thirty (30) Business Day period immediately following the Closing Date if the parties shall have agreed that the Estimated Closing Statement Sheet shall have been accurate in accordance with Section 1.6(h) or (ii) the payment of the Merger Consideration Excess Amount or Merger Consideration Shortfall Amount, as applicable, if the Estimated Closing Statement Sheet shall have not been accurate in accordance with Section 1.6(h).

(e)    Upon the completion of the Representative’s duties hereunder, the Representative shall wire any remaining amount in the Representative Fund to the Escrow Agent and direct the Escrow Agent to distribute such amounts to the Company Securityholders, Other Participants and Lazard in accordance with the provisions of the Representative Agreement and the Escrow Agreement.
(f)    If and only to the extent that the Company Securityholders become entitled to receive funds from the Escrow Fund, the Working Capital Fund or the Representative Fund in accordance with Sections 7.5(a), 7.5(b) or 7.5(c), respectively, deliveries from the Escrow Fund, Working Capital Fund and Representative Fund to the Company Securityholders pursuant to this Section 7.5, the Escrow Agreement and the Representative Agreement shall be made in proportion to their respective Pro Rata Portion of the remaining Adjusted Escrow Amount, remaining Adjusted Working Capital Escrow Amount and remaining Adjusted Representative Escrow Amount, with each amount rounded to the nearest whole cent ($0.01). Deliveries of the Escrowed Transaction Expenses from the Escrow Fund, the Escrowed Working Capital Transaction Expenses from the Working Capital Fund and the Escrowed Representative Transaction Expenses from the Representative Fund to the Other Participants and Lazard, as applicable pursuant to this Section 7.5, shall be made in accordance with the Escrow Agreement and the agreements with each respective Other Participant and Lazard, as applicable, with each amount rounded to the nearest whole cent ($0.01).
7.6    Representative.
(e)    Designation of Representative; Authority and Rights of Representative. By virtue of the approval and adoption of this Agreement by the requisite vote of the Company Securityholders, each of the Company Securityholders shall be deemed to have agreed to irrevocably appoint Fortis Advisors LLC, a Delaware limited liability company, as the initial Representative to be its agent and attorney-in-fact for and on behalf of the Company Securityholders to (i) give and receive notices and communications, (ii) to object to claims by an Indemnified Party for the release of any amount from the Escrow Fund or by Parent for the release of any amount from the Working Capital Escrow Fund in accordance with the applicable provisions of the Escrow Agreement in satisfaction of claims against the Escrow Fund under this Article VII by any Indemnified Party or against the Working Capital Escrow Fund under Section 1.6(h) by Parent, (iii) to agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such claims against the Escrow Fund or Working Capital Escrow Fund, in each case relating to this Agreement or the transactions contemplated hereby, (iv) to do or refrain from doing any further act or deed on behalf of the Company Securityholders which the Representative deems necessary or appropriate in his, her or its sole discretion relating to the subject matter of this Agreement and the Escrow Agreement as fully and completely as any of such Company Securityholder could do if personally present and acting on their own behalf and (v) to take all other actions that are either necessary or appropriate in the judgment of the Representative for the accomplishment of the foregoing or specifically mandated by the terms of this Agreement or the Escrow Agreement. Notwithstanding the foregoing, the Representative (A) cannot consent to any term providing direct liability or obligation of a Company Securityholder and (B) shall have no obligation to act on behalf of the Company Securityholders, except as expressly provided herein and in the Escrow Agreement. All of the immunities and powers granted to the Representative and the Advisory Group under this Agreement shall survive the resignation or removal of Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement. The grant of authority to the Representative provided for in this Agreement (1) is coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of the respective Company Securityholder and shall be binding on any successor, heir or personal representative thereto and (2) shall survive the delivery of an assignment by any Company Securityholder of the whole or any fraction of his, her or its interest in the Escrow Fund, the Working Capital Fund or the Representative Fund. The Representative shall be permitted to communicate with the Company Securityholders, including in electronic form.
(f)    Replacement of Representative. The Representative may be changed by the Company Securityholders upon the written approval of the holders of a majority in interest of the Pro Rata Portions of the Adjusted Escrow Amount from time to time and upon prior written notice to the Parent; provided, however, that the Representative may not be removed unless holders of a two-thirds interest of the Adjusted Escrow Amount agree in writing to such removal and to the identity of the substituted agent. Notwithstanding the foregoing, the Representative may resign at any time by providing written notice of intent to resign to the Company Securityholders and the Parent, which resignation shall be effective upon the earlier of (i) thirty (30) calendar days following delivery of such written notice or (ii) the appointment of a successor by the holders of a majority in interest of the Adjusted Escrow Amount. No bond shall be required of the Representative. Any successor Representative shall be deemed automatically to be the “Representative” under both this Agreement and the Escrow Agreement. If for any reason there is no Representative at any time, all references herein to the Representative shall be deemed to refer to the designee of the holders of a majority in interest of the Pro Rata Portions of the Adjusted Escrow Amount.
(g)    Representative Fund. The Representative Escrow Amount shall be wired to the Representative by Parent upon the Closing of the Merger and shall be held by the Representative as agent and for the benefit of the Company Securityholders in a segregated client bank account and shall be used for the purposes set forth in Section 7.3(a), including paying directly, or reimbursing the Representative for, any third party expenses (including counsel, accountants or other experts retained by the Representative) or Representative Losses incurred pursuant to this Agreement, the Escrow Agreement or the Representative Agreement. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The interest or other earnings on the Representative Escrow Amount shall be irrevocably assigned to the Representative. The Company Securityholders acknowledge that the Representative is not providing any investment supervision, recommendations or advice. The Representative shall have no responsibility or liability for any loss of principal of the Representative Escrow Amount other than as a result of its willful misconduct or bad faith. For tax purposes, the Representative Escrow Amount shall be treated as having been received and voluntarily set aside by the Company Securityholders at the time of Closing. The parties agree that the Representative is not acting as a withholding agent or in any similar capacity in connection with the Representative Fund. Each Company Securityholder agrees that Representative Losses may be deducted by the Representative from the Representative Fund, subject to the prior approval by the Advisory Group as set forth in the Representative Agreement.
(h)    Limitation of Liability; Indemnification. Certain Company Securityholders have entered into the Representative Agreement with the Representative to provide direction to the Representative in connection with the performance of its services under this Agreement, the Escrow Agreement and the transactions contemplated hereby (such Company Securityholders hereinafter referred to as the “Advisory Group”). To the maximum extent permissible by applicable Legal Requirements, neither the Representative nor any member of the Advisory Group shall incur any liability of any kind to any Company Securityholder or any other Person with respect to any action or inaction taken or failed to be taken, by it or by its agents, in connection with its services as the Representative or member of the Advisory Group, except with respect to its own willful misconduct or gross negligence. The Representative and the Advisory Group may act in reliance upon any signature believed by it to be genuine and may reasonably assume that such person has proper authorization to sign on behalf of the applicable Company Securityholder or other party. In all questions arising under this Agreement, the Escrow Agreement or the transactions contemplated hereby, the Representative or any member of the Advisory Group may rely on the advice of counsel, accountants or other skilled persons, and the Representative will not be liable to any Company Securityholder or any other Person for anything done, omitted or suffered in good faith by the Representative based on such advice of counsel, accountants or other skilled persons, as the case may be. No provision of this Agreement, the Escrow Agreement or any of the transactions contemplated hereby shall require the Representative to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges under this Agreement or any of the transactions contemplated hereby. Furthermore, the Representative shall not be required to take any action unless the Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Representative against the costs, expenses and liabilities which may be incurred by the Representative in performing such actions. The Representative and its members, managers, directors, officers, agents and employees shall be indemnified, defended and held harmless by the Company Securityholders as set forth in this Section 7.6(d) from and against any and all Losses, claims, damages, liabilities, fees, costs, expenses (including reasonable legal fees and disbursements and costs and including costs incurred in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (“Representative Losses”) arising from, based upon or with respect to the Representative’s execution and performance of this Agreement, the Escrow Agreement or any of the transactions contemplated hereby, or otherwise in connection with acting as the Representative (so long as the Representative was acting in good faith in connection therewith), in each case as such Representative Loss is incurred. Any such Representative Losses shall be recovered first from the Representative Fund, second from any distribution of the Escrow Fund otherwise distributable to the Company Securityholders pursuant to the terms hereof and the Escrow Agreement at the time of distribution in accordance with written instructions delivered by the Representative to the Escrow Agent, and third directly from the Company Securityholders, severally and not jointly, in proportion to their Pro Rata Portion of the Adjusted Representative Escrow Amount. Notwithstanding anything in this Agreement to the contrary, none of Parent, the Company or any of their respective Affiliates shall have any liability or obligation to indemnify, defend or hold harmless the Representative.
(i)    To the extent the Representative receives documents, spreadsheets or other forms of information from any party and the Representative is required to deliver any such document, spreadsheet or other form of information to another party, the Representative is not responsible for the content of such materials, nor is the Representative responsible for confirming the accuracy of any information contained in such materials or reconciling the content of any such materials with any other documents, spreadsheets or other information. The Representative shall not be liable to any Company Securityholder for any apportionment or distribution of payments made by it in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error, the sole recourse of any Company Securityholder to whom payment was due, but not made, shall be to recover from other Company Securityholders any payment in excess of the amount to which they are determined to have been entitled pursuant to this Agreement; provided, however, that the foregoing recourse limitation shall not apply in any case where such error was due to fraud or willful misconduct by the Representative. The Representative shall be entitled to rely upon Schedule 1.6(d) setting forth any apportionment or distribution of payments required to be made pursuant to this Agreement or the Escrow Agreement.
7.7    Third Party Claims.
(i)    In the event that an Indemnified Party becomes aware of a third party claim, excluding, however, any Warranty Claims of the type described in Section 7.3(a)(iv)(B) (which Warranty Claims will be administered as provided in Section 7.8) (a “Third Party Claim”), that the Indemnified Party reasonably believes may result in a demand against the Escrow Fund or for other indemnification pursuant to this Article VII, Parent shall promptly notify the Representative of such claim. The Representative may, at his or her election, undertake and conduct the defense of such Third Party Claim, but only if and to the extent that the relief or remedy requested by the claimant in such Third Party Claim is limited solely to monetary damages and such Third-Party Claim does not include a claim for any equitable, injunctive, or other non-monetary relief or remedies. If the Representative elects to undertake the defense of any Third Party Claim, the Representative (i) shall use counsel of its choice but reasonably acceptable to Parent, (ii) shall be fully responsible for the outcome thereof, and (iii) shall be solely responsible for payment of all costs and expenses of its counsel; provided, however, that notwithstanding the foregoing, the Representative’s right to assume and control the defense of any Third Party Claim is conditioned upon (A) the Representative acknowledging to the Indemnified Party, in writing and without qualification or limitation (other than the applicable limitations (if any) set forth in Sections 7.2 and 7.4), the Indemnified Party’s right to recover all Losses relating to such Third Party Claim from the Escrow Fund and (B) the amount to fully pay all costs of defending such Third Party Claim, including the costs and expenses of its counsel, not exceeding the amount then held in the Representative Fund. Notwithstanding the Representative’s election to undertake the defense of such Third Party Claim, the Indemnified Party shall nevertheless be entitled to recover from the Escrow Fund the amount of all Losses consisting of costs and expenses incurred by the Indemnified Party in connection with the response to, or defense of, such Third Party Claim prior to the assumption of such defense by the Representative to the extent recoverable pursuant to Section 7.3(a) hereof, but the Representative shall not be liable to Parent or any other Indemnified Party for legal expenses subsequently incurred by Parent or any other Indemnified Party, as applicable, in connection with the defense thereof, unless such legal expenses are incurred as a result of the Representative’s failure to defend such Third Party Claim after agreeing to assume the defense thereof.

(j)    The Representative shall give notice to Parent as to its intention to assume the defense of any Third Party Claims within thirty (30) days after the date of the Representative’s receipt of Parent’s notice of the existence of such Third Party Claim. If the Representative elects to undertake the defense of any Third Party Claim, Parent shall be entitled to participate in, but not to determine or conduct, the defense of such Third Party Claim. If the Representative does not, within thirty (30) days after the date of its receipt of Parent’s notice of the existence of a Third Party Claim, give notice to the Parent of its assumption of the defense of such Third Party Claim, the Representative shall be deemed to have irrevocably waived its right to control the defense thereof and Parent or the Indemnified Party shall have the right to control the defense of such Third Party Claim in such manner as it may deem appropriate and shall have the right to recover all Losses relating or attributable to the defense of such Third Party Claim from the Escrow Fund to the extent recoverable pursuant to Section 7.3(a) hereof. The party not controlling the defense of such claim may participate therein at its own expense.
(k)    Neither Representative nor Parent shall have the right to settle or compromise any such claim except, in the case of a settlement or compromise by the Representative, with the prior written consent of Parent (which consent will not be unreasonably withheld or delayed) and, in the case of a settlement or compromise by Parent, with the prior consent of the Representative (which consent will not be unreasonably withheld or delayed); provided, however, that with respect to Losses relating solely to the payment of money damages and that will not result in Parent becoming subject to injunctive or other relief, if the amount of the Third Party Claim does not exceed the amount then held in the Escrow Fund (less the aggregate amount of (i) any pending, disputed claims and (ii) any claims which are undisputed or which have been resolved, but not yet paid from the Escrow Fund) and such settlement includes a complete release of the Indemnified Parties from all further liability and no admission of liability or culpability on the part of the Indemnified Parties, the Representative may settle or compromise any such claim without the prior written consent of Parent; provided, further, that no settlement of any such Third Party Claim with third party claimants shall be determinative of the amount of Losses relating to such matter; provided, however, that the foregoing shall not alter or affect the right of the Indemnified Party to recover any amounts actually paid in settlement of such Third Party Claim from the Escrow Fund to the extent recoverable pursuant to Section 7.3(a) hereof. The Representative may settle or compromise any Third Party Claim only if it has agreed to defend such Third Party Claim in accordance with the applicable provisions of this Section 7.7 and, if any proposed settlement or compromise of any such Third Party Claim includes as an element thereof any non-monetary remedy or relief or any other non-monetary obligation that will be binding on the Company or any other Indemnified Party, the Representative shall not accept or otherwise effect such settlement or compromise, and such settlement or compromise shall not be effective or binding upon the Company or any other Indemnified Party, without the prior written consent of Parent, which consent may withheld or granted by Parent in its sole discretion, for any reason or no reason.
7.8    Warranty Claims.  The Surviving Corporation and its designated Subsidiaries, Affiliates and subcontractors shall have the exclusive right and authority to respond to, administer and settle all Warranty Claims of the type described in Section 7.3(a)(iv)(B) and to provide the products and services necessary to perform or otherwise discharge the obligations of the Surviving Corporation or its Subsidiaries with respect to such Warranty Claims and, accordingly, in no event will any such Warranty Claim be deemed to constitute a Third Party Claim for purposes of this Agreement.
ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER
8.1    Termination.  This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the requisite approvals of the stockholders of the Company, as follows:
(k)    by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

(l)    by either the Company or Parent if the Merger shall not have been consummated before October 9, 2013 (the “Outside Date”); provided, however, that if 100% of the Company Stockholders have not approved the Merger in accordance with the applicable provisions of the DGCL on or before the Outside Date, then the Outside Date shall be extended to the date that is twenty one (21) days following the mailing of the notice of appraisal or dissenters rights to the Company Stockholders in accordance with Section 262 of the DGCL; provided, further, that if the Closing shall not have occurred by the Outside Date, but on such date, all of the conditions to Closing set forth in Article VI other than (i) conditions that by their nature are only to be satisfied as of the Closing and (ii) the conditions set forth in Section 6.1(b) (but solely to the extent the matter giving rise to the failure of such condition is related to the HSR Act or equivalent foreign antitrust Legal Requirements, if any) or Section 6.1(c), have been satisfied or waived in writing, then the Outside Date shall be extended by one (1) month; provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
(m)    by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;
(n)    by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in Parent’s representations and warranties or breach by Parent is curable by Parent prior to the Outside Date through the exercise of commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 8.1(d) prior to thirty (30) days following the receipt of written notice from the Company to Parent of such breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 8.1(d) if it shall have materially breached this Agreement or if such breach by Parent is cured so that such conditions would then be satisfied); or
(o)    by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the Outside Date through the exercise of commercially reasonable efforts, then Parent may not terminate this Agreement under this Section 8.1(e) prior to the thirty (30) days following the receipt of written notice from Parent to the Company of such breach (it being understood that Parent may not terminate this Agreement pursuant to this Section 8.1(e) if it shall have materially breached this Agreement or if such breach by the Company is cured so that such conditions would then be satisfied).
8.2    Notice of Termination; Effect of Termination.  Any termination of this Agreement under Section 8.1 will be effective (subject to the cure periods provided above) immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be void and of no further force or effect and neither party shall have any liability hereunder, except (a) as set forth in Section 5.3(a), this Section 8.2, Section 8.3 and Article IX, each of which shall survive the termination of this Agreement and (b) nothing herein shall relieve any party from liability for breach of any covenant set forth in Article IV or Article V of this Agreement or fraud or any willful and knowing breach of this Agreement; provided, however, that the Company shall have no liability for any corrections, supplements or unknown omissions made pursuant to Section 4.2 upon termination of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

8.3    Amendment.  Subject to applicable Legal Requirements, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining the Required Stockholder Approval, provided that after obtaining the Required Stockholder Approval, no amendment shall be made which requires further approval by the stockholders of the Company without such further stockholder approval. This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub, the Company and the Representative.
8.4    Extension; Waiver.  At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto; and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.
ARTICLE IX

GENERAL PROVISIONS
9.1    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally or (b) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)    if to Parent or Merger Sub, to:
EnerSys Capital Inc.
2366 Bernville Road
Reading, PA 19605
Attention: President
Telephone No.: (610) 208 1991
(b)    and to:
EnerSys
2366 Bernville Road
Reading, PA 19605
Attention: General Counsel
(610) 208 1991
(c)    with a copy to:
Stevens & Lee, P.C.
111 North 6th Street
Reading, PA 19601
Attention: John A. Harenza, Esquire
Telephone No.: (610) 478-2128

(d)    if to the Company, to:
Purcell Systems, Inc.
16125 E. Euclid Avenue
Spokane Valley, WA 99216
Attention: Chief Executive Officer
Telephone No.: (509) 789-8865
(e)    with a copy to:
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue
Suite 5100
Seattle, Washington 98104
Attention: Patrick J. Schultheis
Telephone No.: (206) 883-2500
(f)    and to:
Weston Presidio
One Ferry Building, Suite 350
San Francisco, California 94111
Attention: Therese Mrozek
Telephone No.: (415) 398-0770
(g)    if to the Representative, to:
Fortis Advisors LLC
Attention: Notice Department
Facsimile No.: (858) 408-1843
Email: notices@fortisrep.com

9.2    Definitions.  For purposes of this Agreement, the following terms shall have the following definitions.
(1)    “Accrued Bonuses” shall mean, as of the Closing Date, (i) all accrued, unpaid bonuses (including all applicable withholdings) which are payable to, or have otherwise been earned by, any of the Employees pursuant to any of the Company Benefit Plans, which accrued amount represents the full amount of bonuses projected to be earned by all such Employees for the period ended December 31, 2013, and (ii) all related employer payroll taxes, but excluding the Change of Control Payments and Severance Payments.
(2)     “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person relating to (i) any sale or transfer of (A) the Company Business, (B) any material portion of the property or assets of the Company or any of its Subsidiaries other than for the purchase of inventory in the ordinary course of business, or (C) any of the Capital Stock or the stock or other equity or ownership interests of any of the Company’s Subsidiaries other than the exercise of Company Options and Company Warrants outstanding as of the date of this Agreement, or (ii) any merger, consolidation, business combination, or similar transaction involving the Company or any of its Subsidiaries, in each case, other than the transactions contemplated by this Agreement.

(3)    “Adjusted Escrow Amount” shall mean the Escrow Amount minus the Escrowed Transaction Expenses.
(4)    “Adjusted Representative Escrow Amount” shall mean the Representative Escrow Amount minus the Escrowed Representative Transaction Expenses.
(5)    “Adjusted Working Capital Escrow Amount” shall mean the Escrow Amount minus the Escrowed Working Capital Transaction Expenses.
(6)    “Advisory Group” has the meaning set forth in Section 7.6(d).
(7)    “Affiliate” of any Person means any Person that controls, is controlled by, or is under common control with such Person. As used herein, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities or other interests, by Contract or otherwise.
(8)    “Agreement” means this Amended and Restated Agreement and Plan of Merger, together with Schedule 7.3(b)(i) and Schedule 7.3(b)(ii) hereto, as such Amended and Restated Agreement and Plan of Merger may be further amended, restated or modified from time-to-time in accordance with the terms hereof.
(9)    “Backlog” means, collectively, as of any given date, the aggregate unpaid, undisputed purchase price for Company Products ordered from, but not yet shipped by, the Company or any of its Subsidiaries, but only to the extent that such orders are evidenced by written Contracts which are then outstanding and in effect and pursuant to which a customer of the Company or any of its Subsidiaries has, subject to the terms and conditions of such Contract, agreed or otherwise committed to purchase such products from the Company or any of its Subsidiaries.
(10)    “Basket Amount” has the meaning set forth in Section 7.3(b).
(11)    “Business Day” shall mean a day other than Saturday, Sunday or any day on which banks located in the State of Washington and the State of Delaware are authorized or obligated to close.
(12)    “Capital Stock” means the Common Stock and the Preferred Stock.
(13)    “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, as amended.
(14)    “Certificate of Merger” has the meaning set forth in Section 1.2.
(15)    “Certificates” has the meaning set forth in Section 1.7(c).
(16)    “Change of Control Agreements” shall mean the Transaction Bonus Plan – Paul Brown, attached as Exhibit A to the Employment Agreement between the Company and Paul Brown, dated May 28, 2012 and the Transaction Bonus Plan – Michael T. DuBose, attached as Exhibit A to the Employment Agreement between the Company and Michael T. DuBose, dated January 16, 2012, as amended on January 29, 2011 [sic].
(17)    “Change of Control Payments” shall mean all payments (including any Tax gross-up payments and all applicable withholdings) and all related employer payroll taxes which are payable in connection with any change of control obligation arising under the individually negotiated Change of Control Agreements, including the change of control payment obligations of the Company which will arise by reason of the change of control which will occur with respect to the Company as a result of the Merger, but excluding the Severance Payments.
(18)    “Closing” has the meaning set forth in Section 1.2.
(19)    “Closing Balance Sheet” has the meaning set forth in Section 1.6(h)(ii).
(20)    “Closing Cash Amount” means the sum of all cash and cash equivalents of the Company and its Subsidiaries as of the Closing; provided, however, that “Closing Cash Amount” (i) shall be calculated net of all outstanding and unpaid checks and wires from the Company and its Subsidiaries to third parties that have not been reflected in the cash balance of the bank accounts of the Company or its Subsidiaries as of the Closing and (ii) shall include all checks and wires from third parties to the Company and its Subsidiaries that have been delivered to the Company or its Subsidiaries (with respect to checks) or have been initiated for delivery to the Company or its Subsidiaries (with respect to wires) as of the Closing, but which have not been reflected in the cash balance of the bank accounts of the Company or its Subsidiaries as of the Closing.
(21)    “Closing Date” has the meaning set forth in Section 1.2.
(22)    “Closing Debt Amount” shall mean the portion of the Total Debt Amount to be paid at Closing to the parties listed on Schedule 9.2(22).
(23)    “Closing Financial Data” has the meaning set forth in Section 1.6(h)(ii).
(24)     “Closing Statement” has the meaning set forth in Section 1.6(h)(ii).
(25)    “Closing Transaction Expenses” shall mean the following: (i) all legal, accounting, tax, financial advisory and consulting fees of third parties incurred by the Company or any of its Subsidiaries at or prior to the Closing in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby and outstanding as of the Effective Time, (ii) the Change of Control Payments outstanding as of the Effective Time, (iii) the Accrued Bonuses, (iv) the Severance Payments, (v) the premium for the extended directors’ and officers’ liability insurance coverage as provided in Section 5.8(c) and (vi) the fifty percent (50%) of all filing and other fees, excluding any legal fees of counsel, required under the HSR Act to be paid by the Company.
(26)    “Closing Working Capital” shall mean an amount equal to the Current Assets minus the Current Liabilities.
(27)    “Closing Working Capital Components” shall mean the Closing Working Capital Deficit (if any), the Closing Working Capital Surplus (if any), and the Closing Cash Amount.
(28)    “Closing Working Capital Deficit” shall mean an amount, if any, by which the Closing Working Capital is less than the Closing Working Capital Target.
(29)    “Closing Working Capital Surplus” shall mean an amount, if any, by which the Closing Working Capital is greater than the Closing Working Capital Target.
(30)    “Closing Working Capital Target” shall mean Fifteen Million Nine Hundred Fifty Eight Thousand Eight Hundred Dollars ($15,958,800).
(31)    “Code” has the meaning set forth in Section 1.7(d).

(32)    “Common Stock” means the common stock, par value $0.001 per share, of the Company.
(33)    “Company” has the meaning set forth in the Preamble.
(34)    “Company Balance Sheet” has the meaning set forth in Section 2.4.
(35)    “Company Benefit Plans” has the meaning set forth in Section 2.12(b)(i).
(36)    “Company Business” has the meaning set forth in Section 2.8(a)(i).
(37)    “Company Charter Documents” has the meaning set forth in Section 2.1(b).
(38)    “Company Disclosure Letter” means the disclosure letter supplied by the Company to Parent dated as of the date of the Prior Agreement.
(39)    “Company Indemnified Liabilities” has the meaning set forth in the Section 5.3(a).
(40)    “Company Indemnified Parties” has the meaning set forth in the Section 5.8(a).
(41)    “Company Indemnified Proceedings” has the meaning set forth in the Section 5.8(a).
(42)    “Company Intellectual Property Rights” has the meaning set forth in Section 2.8(a)(ii).
(43)    “Company Material Contract” has the meaning set forth in Section 2.16(a).
(44)    “Company Option Plan” means the 2004 Stock Plan of the Company.
(45)    “Company Options” means the outstanding options to purchase shares of Company Stock issued by the Company (including, but not limited to, options issued to employees of the Company).
(46)    “Company Participants” has the meaning set forth in the Section 5.7(a).
(47)    “Company Permits” has the meaning set forth in the Section 2.9(b).
(48)    “Company Products” has the meaning set forth in Section 2.8(a)(iii).
(49)    “Company Proposals” has the meaning set forth in Section 5.1.
(50)    “Company Registered Intellectual Property Rights” has the meaning set forth in Section 2.8(b).
(51)    “Company Securities” means, collectively, the Capital Stock, Company Options or Company Warrants as of immediately prior to the Effective Time.
(52)    “Company Securityholder” shall mean a holder of Company Securities as of immediately prior to the Effective Time.
(53)    “Company Stockholder” shall mean a holder of Capital Stock as of immediately prior to the Effective Time.

(54)    “Company Warrant” means the outstanding warrant to purchase Capital Stock.
(55)    “Confidential Information” has the meaning set forth in Section 2.8(a)(iv).
(56)    “Confidentiality Agreement” has the meaning set forth in the Section 5.3.
(57)    “Contract” shall mean any written, oral or other legally binding agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or other legally binding commitment.
(58)    “Controlled Group Affiliate” has the meaning set forth in Section 2.12(c).
(59)    “Copyrights” has the meaning set forth in Section 2.8(a)(v).
(60)    “Current Assets” shall mean only those current assets of the Company and its Subsidiaries itemized on Schedule 1.6(h) as of the Closing, as determined on a consolidated basis and in accordance with (i) GAAP applied on a basis consistent with the Company Balance Sheet and (ii) the principles and methodologies set forth on Schedule 1.6(h).
(61)    “Current Liabilities” shall mean only those current liabilities of the Company and its Subsidiaries itemized on Schedule 1.6(h) as of the Closing Date, as determined on a consolidated basis and in accordance with (i) GAAP applied on a basis consistent with the Company Balance Sheet and (ii) the principles and methodologies set forth on Schedule 1.6(h).
(62)    “Delaware Law” has the meaning set forth in the Recitals.
(63)    “Designated Person” shall mean each of Weston Presidio Capital IV, L.P., WPC Entrepreneur Fund II, L.P., Michael T. DuBose and Paul Brown.
(64)    “DGCL” has the meaning set forth in Section 1.3.
(65)    “Dispute Notice” has the meaning set forth in Section 1.6(h)(iii).
(66)    “Disputed Components” has the meaning set forth in Section 1.6(h)(v).
(67)    “Effective Time” has the meaning set forth in Section 1.2.
(68)    “Employee” has the meaning set forth in Section 2.12(b)(i).
(69)    “Environmental Laws” shall mean all Legal Requirements relating to pollution, protection of the environment or exposure of any individual to Hazardous Materials, including all Legal Requirements relating to emissions, discharges, releases or threatened releases, investigation or remediation of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
(70)    “ERISA” has the meaning set forth in Section 2.12(b)(i).
(71)    “Escrow Agent” shall mean Union Bank / Bank of Tokyo-Mitsubishi, UFJ, or any successor as determined in accordance with the Escrow Agreement.

(72)    “Escrow Agreement” has the meaning set forth in the Recitals.
(73)    “Escrow Amount” shall mean Six Million Two Hundred Fifty Thousand Dollars ($6,250,000.00).
(74)    “Escrowed Representative Transaction Expenses” shall mean the portion of the financial advisory fees of Lazard and the portion of the Change of Control Payments to each of Michael T. DuBose and Paul Brown (if any) payable on the release of the Representative Fund as set forth on Schedule 1.6(d) and in accordance with Section 7.5 and the terms set forth in the agreements between the Company and each respective Other Participant.
(75)    “Escrowed Transaction Expenses” shall mean the portion of the financial advisory fees of Lazard and the portion of the Change of Control Payments to each of Michael T. DuBose and Paul Brown (if any) payable on the Escrow Termination Date as set forth on Schedule 1.6(d) and in accordance with Section 7.5 and the terms set forth in the agreements between the Company and each respective Other Participant.
(76)    “Escrowed Working Capital Transaction Expenses” shall mean the portion of the Change of Control Payments to each of Michael T. DuBose and Paul Brown (if any) payable on the release of the Working Capital Fund as set forth on Schedule 1.6(d) and in accordance with Section 7.5 and the terms set forth in the agreements between the Company and each respective Other Participant.
(77)    “Escrow Fund” shall mean the Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement together with all interest on or other taxable income, if any, earned from the investment of the Escrow Amount.
(78)    “Escrow Termination Date” has the meaning set forth in Section 7.1.
(79)    “Estimated Closing Balance Sheet” has the meaning set forth in Section 1.6(h)(i).
(80)    “Estimated Closing Cash Amount” has the meaning set forth in Section 1.6(h)(i).
(81)    “Estimated Closing Statement” has the meaning set forth in Section 1.6(h)(i).
(82)    “Estimated Closing Working Capital” has the meaning set forth in Section 1.6(h)(i).
(83)    “Estimated Closing Working Capital Deficit” has the meaning set forth in Section 1.6(h)(i).
(84)    “Estimated Closing Working Capital Surplus” has the meaning set forth in Section 1.6(h)(i).
(85)    “Exchange Fund” has the meaning set forth in Section 1.7(b).
(86)    “Export Control Law” shall mean (i) all U.S. import and export Legal Requirements (including those Legal Requirements under the authority of U.S. Departments of Commerce (Bureau of Industry and Security) codified at 15 CFR, Parts 700-799; Homeland Security (Customs and Border Protection) codified at 19 CFR, Parts 1-199; State (Directorate of Defense Trade Controls) codified at 22 CFR, Parts 103, 120-130; and Treasury (Office of Foreign Assets Control) codified at 31 CFR, Parts 500-599), and (ii) all comparable applicable Legal Requirements outside the United States.
(87)    “Financial Statements” has the meaning set forth in Section 2.4.

(88)    “Fundamental Representations” has the meaning set forth in Section 7.1.
(89)    “GAAP” has the meaning set forth in Section 2.4.
(90)    “General Representations” has the meaning set forth in Section 7.1.
(91)    “General Representations Termination Date” has the meaning set forth in Section 7.1.
(92)    “Governmental Entity” has the meaning set forth in Section 2.3(d).
(93)    “Guarantor” has the meaning set forth in Section 9.15.
(94)    “Guarantor Undertakings” has the meaning set forth in Section 9.15.
(95)    “Hazardous Materials” shall mean any substance that is defined or listed in, or otherwise classified by a Governmental Entity pursuant to, any applicable Environmental Laws or Legal Requirement as a “hazardous substance,” “hazardous material,” “hazardous air pollutant,” “extremely hazardous substance,” “hazardous waste,” “toxic substance,” “toxic pollutant,” or any other substance that is defined, listed, regulated or classified by a Governmental Entity under Environmental Laws by reason of its potentially deleterious properties such as ignitability, flammability, corrosivity, reactivity, combustibility, dispersability, volatility, carcinogenicity, or toxicity including, radioactive materials, explosives, urea formaldehyde, asbestos, polychlorinated biphenyls and petroleum products.
(96)    “HSR Act” has the meaning set forth in Section 2.3(d).
(97)    “Inbound Licenses” has the meaning set forth in Section 2.8(f).
(98)    “Indemnified Parties” shall mean Parent and the Surviving Corporation and their respective officers and directors, Subsidiaries and Affiliates and successors and assigns.
(99)    “Independent Accountant” has the meaning set forth in Section 1.6(h)(v).
(100)    “Intellectual Property” has the meaning set forth in Section 2.8(a)(v).
(101)    “Intellectual Property Rights” has the meaning set forth in Section 2.8(a)(v).
(102)    “International Employee Plan” has the meaning set forth in Section 2.12(e).
(103)    “Inventions” has the meaning set forth in Section 2.8(a)(iv).
(104)    “Knowledge” with respect to the Company, with respect to any matter in question, shall mean the actual knowledge of (i) Michael T. DuBose, (ii) Paul Brown, (iii) Robert Kjelldorff, (iv) Barry Kantner; (v) Chris Craig, or (vi) John Rokus with respect to such matter after reasonable investigation or inquiry. As used herein, the term “reasonable investigation or inquiry” means, with respect to any of the foregoing Persons, (a) a reasonable review of the relevant books, records and properties of the Company and its Subsidiaries (as appropriate) for which such Person is responsible (including the review of the Phase I Environmental Site Assessment prepared by ERM of the facility located at ul. Wojska Plskiego 3, Mielec, Poland dated March 2013 and the Phase I Environmental Site Assessment of the Spokane Valley, Washington facility by All Appropriate Inquiries Environmental Corporation dated February 18, 2013), or to which such Person has access, in the ordinary course of business consistent with past practice and (b) a reasonable inquiry following any disclosures made in the ordinary course of the Company’s business consistent with past practice by those employees of the Company and its Subsidiaries for whom such Person is responsible or who directly report to such Person; provided, however, with respect to Intellectual Property, “reasonable investigation or inquiry” does not require the Company, nor any of the foregoing Persons, to conduct, have conducted, obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any patent, trademark or other Intellectual Property clearance searches, and the Company will not be imputed to have knowledge of any third party patents, trademarks or other Intellectual Property that were not known by the foregoing Persons but that would have been revealed solely as a result of conducting such inquiries, opinions or searches and not as a result of conducting the reasonable investigation or inquiry referred to in clauses (a) and (b) above; provided, further, with respect to environmental matters in Section 2.15 (Environmental Matters), “reasonable investigation or inquiry” does not require the Company, nor any of the foregoing Persons, to conduct any surface or subsurface invasive investigation or record search of governmental agency files or records; provided, further, with respect to (1) the first and third sentences of Section 2.13(b), (2) Section 2.15(a)(ii) and (3) the second sentence of Section 2.15(b) only, “Knowledge” shall mean the actual knowledge of the foregoing Persons without any duty of reasonable investigation or inquiry.
(105)    “Lazard” shall mean Lazard Middle Market LLC.
(106)    “Leased Real Property” has the meaning set forth in Section 2.13.
(107)    “Leases” has the meaning set forth in Section 2.13.
(108)    “Legal Requirements” shall mean any federal, state, local, foreign or other law, statute, constitution, principle of common law, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.
(109)    “Liens” has the meaning set forth in Section 2.1(c).
(110)    “Losses” shall mean all losses, liabilities, damages, deficiencies, costs and expenses (including reasonable attorneys’ fees and expenses and, with respect to Warranty Claims, all internal or external labor costs associated with the repair, replacement or other correction of any defective or nonconforming products); provided, however, that “Losses” shall not include (i) any punitive, consequential, incidental, indirect, special or exemplary damages, unless and to the extent that any of such damages are actually paid or incurred by an Indemnified Party to a third party in connection with a Warranty Claim or a Third Party Claim, or (ii) any damages resulting from lost profits or diminution in value or that are based on a “multiplier” of the amount of any Loss.
(111)    “Material Adverse Effect,” when used in connection with an entity, means any change or effect that has occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is materially adverse to the business, assets, liabilities, properties, financial condition, operations, or results of operations of such entity, taken as a whole with its Subsidiaries; provided, however, in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect on any entity: (i) any change or effect resulting from compliance with the terms and conditions of this Agreement; (ii) any change or effect that results from changes affecting any of the industries in which such entity operates generally or the United States or worldwide economy generally (which changes in each case do not disproportionately affect such entity in any material respect); (iii) any natural disaster or any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof; (iv) failure to meet internal forecasts or financial projections; (v) in the case of the Company only, any change or effect resulting solely from the announcement or pendency of the Merger, including loss of any employees, customers, suppliers, partners or distributors; or (vi) any action or failure to act by the Company that is required or permitted by this Agreement.
(112)    “Merger” has the meaning set forth in Section 1.1.

(113)    “Merger Consideration” means an amount of cash equal to (a) One Hundred Fifteen Million ($115,000,000.00), minus (b) the Total Debt Amount, minus (c) the Closing Transaction Expenses that remain unpaid as of the Closing, minus (d) the Closing Working Capital Deficit, if any, plus (e) the Closing Working Capital Surplus, if any plus (f) the Closing Cash Amount.
(114)    “Merger Consideration Excess Amount” has the meaning set forth in Section 1.6(h)(vi).
(115)    “Merger Consideration Shortfall Amount” has the meaning set forth in Section 1.6(h)(vi).
(116)    “Merger Sub” has the meaning set forth in the Preamble.
(117)    “Necessary Consents” has the meaning set forth in Section 2.3(d).
(118)    “Non-Competition Agreement” has the meaning set forth in the Recitals.
(119)    “Officer’s Certificate” shall mean a certificate signed by any officer of Parent: (i) stating that an Indemnified Party has paid, sustained or incurred Losses that the Indemnified Party is entitled to recover from the Escrow Fund pursuant to Section 7.3(a) and (ii) specifying in reasonable detail the individual items of Losses included in the amount so stated, the date each such item was paid, sustained or incurred, and the nature of the misrepresentation, breach of warranty or covenant to which such item is related.
(120)    “Open Source Materials” has the meaning set forth in Section 2.3(d).
(121)    “Option Consideration” has the meaning set forth in Section 1.6(b).
(122)    “Other Participants” shall mean Michael T. DuBose and Paul Brown.
(123)    “Outbound Licenses” has the meaning set forth in Section 2.8(h).
(124)    “Outside Date” has the meaning set forth in the Section 8.1(b).
(125)    “Parent” has the meaning set forth in the Preamble.
(126)    “Patent Rights” has the meaning set forth in the Section 2.8(a)(v).
(127)    “Per Share Amount” means the amount set forth on Schedule 1.6(d) for each share of Capital Stock.
(128)    “Permits” has the meaning set forth in the Section 2.9(b).
(129)    “Permitted Liens” shall mean (i) liens for Taxes and other similar governmental charges and assessments which are not yet due and payable, or which are being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (ii) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable, and (iii) liens and encumbrances imposed on the underlying interest in the Leased Real Property.
(130)    “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
(131)    “Post-Closing Debt Amount” shall the portion of the Total Debt Amount that is not to be paid at Closing, as set forth on Schedule 1.6(h), and interest thereon, accrued and outstanding as of the Closing, together with any accrued or unpaid costs and expenses relating thereto.
(132)    “Pre-Closing Tax Period” shall mean any taxable period or portion thereof that ends on or prior to the Closing Date.
(133)    “Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock.
(134)    “Prior Agreement” has the meaning set forth in the Recitals.
(135)    “Pro Rata Portion” with respect to each Company Securityholder who holds shares of Company Securities, the quotient obtained by dividing (i) the sum of the number of shares of Capital Stock, the number of shares of Capital Stock subject to outstanding Company Warrants and the number of shares of Capital Stock subject to outstanding Company Options held by such Company Securityholder immediately prior to the Effective Time by (ii) the sum of the number of shares of Capital Stock, the number of shares of Capital Stock subject to outstanding Company Warrants and the number of shares of Capital Stock subject to outstanding Company Options held by all Company Securityholders immediately prior to the Effective Time.
(136)    “Registered Intellectual Property Rights” has the meaning set forth in Section 2.8(a)(vi).
(137)    “Representative” has the meaning set forth in the Preamble.
(138)    “Representative Agreement” shall mean the letter dated September 15, 2013 between the Company, the Advisory Group and the Representative.
(139)    “Representative Escrow Amount” shall mean an amount of cash equal to Five Hundred Thousand Dollars ($500,000.00).
(140)    “Representative Fund” shall mean the Representative Escrow Amount held by the Representative in accordance with this Agreement.
(141)    “Representative Losses” has the meaning set forth in Section 7.6(c).
(142)    “Required Stockholder Approvals” has the meaning set forth in the Recitals.
(143)    “Resolution Period” has the meaning set forth in Section 1.6(h)(iv).
(144)    “Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.001 per share, of the Company.
(145)    “Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.001 per share, of the Company.
(146)    “Severance Payments” shall mean, collectively, all payments in the nature of severance (including any Tax gross-up payments and all applicable withholdings) and all related employer payroll taxes which are or would be, payable to each of Michael T. DuBose and Paul Brown as of the Closing Date pursuant to the respective Employment Agreements identified on Schedule 9.2(145) by reason of the cessation of their employment with the Company in connection with the change of control which will occur with respect to the Company as a result of the Merger.
(147)    “Subsidiary” when used with respect to any party, shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.
(148)    “Subsidiary Charter Documents” has the meaning set forth in Section 2.1(b).
(149)    “Surviving Corporation” has the meaning set forth in Section 1.1.
(150)    “Tax” or “Taxes” has the meaning set forth in Section 2.7(a).
(151)    “Tax Returns” has the meaning set forth in Section 2.7(b)(i).
(152)    “Third Party Claim” has the meaning set forth in the Section 7.7.
(153)    “Total Debt Amount” shall mean, as of the Closing, (i) the outstanding principal amount of all indebtedness for borrowed money or other funded debt of the Company or any of its Subsidiaries, and all interest thereon, (ii) all obligations of the Company or any of its Subsidiaries as lessee under any lease that would be required to be capitalized in accordance with GAAP, (iii) any outstanding fees, costs or expenses owed by the Company or any of its Subsidiaries with respect to any such debt or capital lease obligations and (iv) any prepayment, breakage, make-whole, termination, cancellation, or similar fees, costs, or expenses due as a result of any prepayment of any of such debt or capital lease obligations or the termination of the underlying credit facility to which they relate.
(154)    “Trade Secret Rights” has the meaning set forth in Section 2.8(a)(v).
(155)    “Trademark Rights” has the meaning set forth in Section 2.8(a)(v).
(156)    “Trademarks” has the meaning set forth in Section 2.8(a)(iv).
(157)    “Trade Secrets” has the meaning set forth in Section 2.8(a)(iv).
(158)    “Unpaid Pre-Closing Taxes” shall mean: (i) any Taxes of the Company or any of its Subsidiaries related to a Pre-Closing Tax Period; (ii) any Taxes of the Company or any of its Subsidiaries as a result of being (or ceasing to be) on or prior to the Closing Date a member of an affiliated or combined group pursuant to Treasury Regulations Section-1.1502 6 or any similar provision of state, local or foreign law; or (iii) any Taxes for which the Company or any of its Subsidiaries is liable as a transferee or successor by Contract or otherwise. For the purpose of computing the amount of Unpaid Pre-Closing Taxes the following principles shall be applied: (A) in the case of income Taxes and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes that have accrued up to and including the Closing Date for a period beginning before and ending after the Closing Date shall be deemed to be the amount that would be payable if the taxable year or period ended on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated on a per diem basis; and (B) in the case of any Taxes that are imposed on a periodic basis for a period beginning before and ending after the Closing Date, the amount of such Taxes that have accrued up to and including the Closing Date shall be the amount of such

Taxes for the relevant period multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.
(159)    “Virtual Data Room” shall mean the electronic data room established on behalf of the Company by Merrill Corporation in connection with the transactions contemplated hereby.
(160)    “Warrant Termination Amount” has the meaning set forth in Section 1.6(c).
(161)    “Warranty Claim Period” shall mean each of the three (3) consecutive twelve (12) month periods which comprise the thirty-six (36) month period commencing on the Closing Date and ending on the Escrow Termination Date.
(162)    “Warranty Claims” has the meaning set forth in Section 7.3(a).
(163)    “Warranty Deductible” has the meaning set forth in Section 7.3(b).
(164)    “Working Capital Escrow Amount” shall mean an amount of cash equal to Three Million Dollars ($3,000,000.00).
(165)    “Working Capital Fund” shall mean the Working Capital Escrow Amount held by the Escrow Agent in accordance with this Agreement and the Escrow Agreement, together with all interest on or other taxable income, if any, earned from the investment of the Working Capital Escrow Amount.
(166)    “Works of Authorship” has the meaning set forth in Section 2.8(a)(iv).
(167)    “Written Consent” has the meaning set forth in the Recitals.
9.3    Interpretation.
(g)    When a reference is made in this Agreement to paragraph, subparagraph, Section, subsection, clause, subclause, Article , Recital, Exhibit or Schedule, such reference shall be to a paragraph, subparagraph, Section, subsection, clause, subclause, Article , Recital, Exhibit or Schedule to this Agreement unless otherwise indicated.
(h)    When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated.
(i)    For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”
(j)    The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
(k)    When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all such entity and its Subsidiaries, taken as a whole.
(l)    An exception or disclosure made in the Company Disclosure Letter with regard to a representation of the Company shall be deemed made with respect to any other representation by such party in accordance with the provisions of the introductory paragraph of Article II.

(m)    For purposes of this Agreement, the obligation to use “reasonable best efforts” and “commercially reasonable efforts” shall not require a party to pay any consent fee, profit sharing payment or any other consideration for any consent, approval or amendment (except for filing fees, other administrative charges and other reasonable out-of-pocket expenses).
(n)    Any dollar thresholds set forth herein shall not be used as a benchmark for determinations of what is or is not “material” under this Agreement.
(o)    Unless the context of this Agreement otherwise requires (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.
(p)    The Recitals to this Agreement (including all defined terms set forth therein) are hereby incorporated by reference into this Agreement and made a part hereof as if set forth in their entirety in this Section 9.3(j).
(q)    All accounting terms used in this Agreement and in the Schedules hereto or the Company Disclosure Letter shall have the meanings given to them in accordance with GAAP.
9.4    Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
9.5    Entire Agreement; Third-Party Beneficiaries.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including the Prior Agreement, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than (a) as specifically provided in Section 5.7 and Section 5.8; (b) the rights of Company Securityholders and the Other Participants to pursue claims for damages and other relief for Parent’s or Merger Sub’s breach of this Agreement; (c) the rights of holders of the Company Securityholders to receive the consideration specified in this Agreement; and (d) following the Closing, the rights of payees to receive the amounts described in Section 5.7(b); provided, however, that if the Closing does not occur, the rights granted pursuant to clause (b) shall only be enforceable on behalf of such Company Securityholders and the Other Participants by the Company, or, following the Closing, the Representative, in their sole and absolute discretion. Subject in all respects to Section 7.3(e), each of the Parent and Merger Sub acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company and its businesses and operations, and Parent and Merger Sub have been furnished with or given full access to such information about the Company and its businesses and operations as they requested. Subject in all respects to Section 7.3(e), Parent and Merger Sub acknowledge and agree that (i) there are uncertainties inherent in attempting to make such projections, forecasts, estimates, plans and budgets; (ii) Parent and Merger Sub are familiar with such uncertainties; and (iii) Parent and Merger Sub are taking full responsibility for making their own evaluations of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them or their representatives. Subject in all respects to Section 7.3(e), Parent and Merger Sub each acknowledge that, except as expressly set forth in Article II, there are no representations or warranties of any kind, express or implied, by the Company or any other Person, including (A) with respect to the Company, its Subsidiaries, or their assets and liabilities, or the transactions contemplated hereby, and (B) as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent, Merger

Sub and their representatives (including any projections, forecasts, estimates, plans or budgets). Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, there are no express or implied warranties of merchantability or fitness for a particular purpose with respect to any of the Company’s tangible personal property.
9.6    Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.
9.7    Other Remedies.  Prior to the Closing, except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy; provided, however, the parties hereto expressly acknowledge and agree that the remedy of specific performance or any similar equitable remedies shall not be available to the Company or the Representative for the failure of Parent or Merger Sub to complete the Merger for any reason.
9.8    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
9.9    Consent to Jurisdiction.
(d)    Each of Parent, the Company and Merger Sub hereby irrevocably submits to the exclusive jurisdiction and venue of the state courts of Delaware, New Castle County and to the exclusive jurisdiction and venue of the United States District Court for the District of Delaware, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of Parent, the Company and Merger Sub hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any of such courts. Each of Parent, the Company and Merger Sub agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.
(e)    Each of Parent, the Company and Merger Sub irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.9 shall affect the right of any party to serve legal process in any other manner permitted by law.
9.10    Waiver of Jury Trial.  EACH OF PARENT, MERGER SUB, THE COMPANY, THE COMPANY SECURITYHOLDERS, THE REPRESENTATIVE AND THE OTHER PARTICIPANTS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB, THE COMPANY, OR THE REPRESENTATIVE IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
9.11    Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
9.12    Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that following the Closing, Parent shall have the right, upon notice to the Representative, to (a) assign and delegate all of its rights, duties and obligations hereunder to any Affiliate of Parent, provided that Parent nevertheless remains secondarily liable to the Representative for any failure of such Affiliate to perform any of Parent’s obligations hereunder and (b) pledge and assign any or all of Parent’s rights hereunder to the bank or financial institution providing financing to Parent as collateral security for Parent’s obligations to such bank or financial institution. Any purported assignment in violation of this Section 9.12 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
9.13    Expenses.  Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
9.14    No Personal Liability.  Except as set forth herein, this Agreement will not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of the Company, Parent or Merger Sub or any officer, director, employee, agent, representative or investor of any party.
9.15    Guarantee.  EnerSys, a Delaware corporation and the ultimate parent corporation of Parent (“Guarantor”), by its execution and delivery of the Limited Joinder appended to this Agreement, hereby unconditionally, absolutely, continuing and irrevocably guarantees, as surety, the full and complete payment and performance of all obligations and liabilities, whether now in existence or hereafter arising, of Parent, Merger Sub and, following the Effective Time, the Surviving Corporation under (a) this Agreement (but only to the extent that any such obligations of the Surviving Corporation are required by this Agreement to be paid or performed by the Surviving Corporation after the Effective Time and not by the Company prior to the Effective Time) and (b) the Escrow Agreement (the “Guarantor Undertakings”). The obligations of Guarantor with respect to the Guarantor Undertakings shall not be subject to any reduction, limitation, impairment or termination for any reason, including any claim of waiver, release, surrender, alteration, compromise, modification or amendment. Notice of acceptance of this guarantee and of the incurring of any obligation or default of the Guarantor Undertakings, as well as demand and protest with respect to such Guarantor Undertakings, are hereby waived by Guarantor.
9.16    Effectiveness of Amendment and Restatement.  This Agreement amends and restates certain provisions of the Prior Agreement and restates the terms of the Prior Agreement in their entirety. All amendments to the Prior Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall have effect as of the date of the Prior Agreement unless expressly stated otherwise, and accordingly, the phrases “as of the date hereof,” “as of the date of this Agreement,” or any similar terms as used in this Agreement will be deemed to refer to the date of the Prior Agreement. This Agreement shall be effective as of the date that copies hereof have been executed and delivered by each of the parties hereto.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.
ENERSYS CAPITAL INC.

By: /s/ Richard W. Zuidema
Name: Richard W. Zuidema
Title: Executive Vice President

ECI MERGER CORPORATION

By: /s/ Richard W. Zuidema
Name: Richard W. Zuidema
Title: President

PURCELL SYSTEMS, INC.

By: /s/ Michael T. DuBose
Name: Michael T. DuBose
Title: Chairman and Chief Executive Officer

FORTIS ADVISORS LLC
Signing solely in its capacity as Representative

By: /s/ Adam Lezack
Name: Adam Lezack
Title: Managing Director

LIMITED JOINDER OF ENERSYS
THIS LIMITED JOINDER OF ENERSYS (“Joinder”) is made as of the 30th day of September, 2013 by the undersigned, ENERSYS, a Delaware corporation (“Guarantor”).
Guarantor hereby joins in the foregoing Amended and Restated Agreement and Plan of Merger dated as of September 30, 2013 (together with the Disclosure Letter, Schedules and Exhibits thereto, the “Agreement”) among EnerSys Capital Inc., ECI Merger Corporation, Purcell Systems, Inc., and with respect to Article VII of the Agreement only, Fortis Advisors LLC, solely for the purposes of agreeing to be bound by the provisions of Section 9.15 (Guarantee) of the Agreement, to the same extent as if Guarantor was a party to the Agreement for the purposes of such Section 9.15.
IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has executed and delivered this Joinder as of the date first set forth above.
ENERSYS

By: /s/ Richard W. Zuidema
Name: Richard W. Zuidema
Title: Executive Vice President